UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BUCA, INC.

(Name of Subject Company)

BUCA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

117769109

(CUSIP Number of Class of Securities)

John T. Bettin

Chief Executive Officer and President

BUCA, Inc.

1300 Nicollet Mall, Suite 5003

Minneapolis, Minnesota 55403

(612) 288-2382

(Name, Address and Telephone Numbers of Person Authorized to Receive Notice and

Communications on Behalf of the Person Filing Statement)

Copies to:

Douglas P. Long

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402-3901

Phone: (612) 766-7000

Fax: (612) 766-1600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company is BUCA, Inc., a Minnesota corporation (“BUCA” or the “Company”). The address of the principal executive offices of the Company is 1300 Nicollet Mall, Suite 5003, Minneapolis, Minnesota, 55403 and the Company’s telephone number is (612) 225-3400.

(b) Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this “Schedule”) relates is the common stock, par value $0.01 per share, of the Company (the “Common Stock” and the shares of the Common Stock being referred to collectively as the “Shares”). As of the close of business on July 31, 2008, there were 21,408,901 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The Company is the person filing this Schedule. The name, business address and business telephone number of the Company are set forth in Item 1(a) above. The Company’s website address is www.bucainc.com. The information on the Company’s website should not be considered a part of this Schedule.

(b) Tender Offer. This Schedule relates to the tender offer by BUCA Financing, LLC (“Purchaser”), a Florida limited liability company and an indirect wholly-owned subsidiary of Planet Hollywood International, Inc., a Delaware corporation (“Parent” or “Planet Hollywood”), disclosed in the Tender Offer Statement on Schedule TO dated August 12, 2008 (as amended or supplemented from time to time and together with the exhibits thereto, the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $0.45 per Share (the “Offer Price”), net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 12, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer” ). The Offer to Purchase and the Letter of Transmittal are being mailed with this Schedule and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule, respectively, and are incorporated in this Schedule by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 5, 2008 (as such agreement may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company. There is no financing condition to the Offer. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition (as described below). The Minimum Condition requires that the number of Shares that has been validly tendered and not withdrawn prior to the expiration of the Offer represent at least a majority of the then total number of issued and outstanding Shares on a fully diluted basis. The Offer also is subject to other conditions set forth in Section 15 of the Offer to Purchase. The Merger Agreement provides, among other things, for the making of the Offer and further provides that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Minnesota Business Corporation Act (the “MBCA”), Purchaser will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation (the “Surviving Corporation”). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than Shares held by (i) Planet Hollywood, the Purchaser, any of their respective subsidiaries or any subsidiary of BUCA, which Shares will be cancelled and shall cease to exist or (ii) stockholders who properly demanded appraisal of such Shares under Minnesota law with respect to such Shares) will be cancelled and converted into the right to receive $0.45, without interest thereon and less any required withholding taxes. Following the Effective Time, the Company will continue as an indirect wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule and is incorporated in this Schedule by reference.

As set forth in the Schedule TO, the address of the principal executive office of Parent is 7598 West Sand Lake Road, Orlando, FL 32819, and its telephone number is 407-363-7827, and the address of the principal executive office of Purchaser is located at the same address as the Parent’s principal executive office listed above, and its telephone number at that address is the same telephone number as Parent’s telephone number listed above.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule, in BUCA, Inc.’s Information Statement attached to this Schedule as Annex I (the “Information Statement”) or as otherwise incorporated by reference in this Schedule, to the knowledge of the Company as of the date of this Schedule, there are no material agreements, arrangements or understandings nor any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company’s executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates relating to the Offer or the Merger. Certain executive officers and directors of the Company have interests in the Offer and Merger that are described below, which present them with certain conflicts of interest.

The information contained in Item 4 below is incorporated herein by reference. In addition, the Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right (after Purchaser accepts for payment and pays for Shares tendered and not withdrawn pursuant to the Offer) to designate persons to the Board of Directors of the Company (the “BUCA Board”) other than at a meeting of the shareholders of the Company. The Information Statement is incorporated in this Schedule by reference, which includes information from the following sections of Annex I: “Director Compensation”; “Executive Compensation”; “Security Ownership of Certain Beneficial Owners and Management”; and “Transactions with Related Persons.” In considering the recommendation of the BUCA Board with respect to the Offer, the Company’s shareholders should be aware that certain executive officers and directors of the Company and certain other parties have interests in the Offer that are described in the sections that are incorporated herein by reference that may present them with certain potential conflicts of interest.

The Board was aware of the foregoing and considered them along with other matters described below in Item 4(b) “The Solicitation or Recommendation—Background and Reasons for the Recommendation.”

The Subject Company, its Executive Officers, Directors or Affiliates.

The following is a discussion of all known material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

(a)	Interests of Certain Persons

Certain members of management and the BUCA Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s shareholders generally. The BUCA Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s shareholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company under the employment agreements between the Company and each of its executive officers and other key employees. Pursuant to the Executive Severance Plan (as defined below), certain executives will be entitled to payments of certain amounts if, following the Offer, the Company terminates the employment of such employee without cause (as defined below) or the employee terminates his or her employment with good reason (as defined below).

(b)	Executive Severance Plan

Effective December 20, 2007, the BUCA Board approved the BUCA, Inc. Executive Severance Plan (the “Executive Severance Plan”). The Executive Severance Plan provides severance benefits in the event of a participant’s involuntary termination of employment without cause or, if occurring within one year after a change in control, the employee’s termination without cause or for good reason. The Executive Severance Plan provides for severance payments equal to a certain number of months of the employee’s base salary, as established by the Compensation Committee of the BUCA Board. The Executive Severance Plan also provides for the payment of COBRA premiums on behalf of the participant for that period. Severance payments under the Executive Severance Plan are conditioned on the employee’s entering into an employment agreement that contains covenants against competition and solicitation, as well as releasing the Company from all claims related to his or her employment. In connection with the adoption of the Executive Severance Plan, the Company entered into revised employment agreements with each of John T. Bettin, the Company’s Chief Executive Officer and President, Dennis J. Goetz, the Company’s Chief Financial Officer, and Richard G. Erstad, the Company’s General Counsel and Secretary. The revised employment agreements provide that all severance shall be under the terms of the Executive Severance Plan. The amount of severance for Mr. Bettin remained unchanged from his prior agreement at the greater of the number of full months remaining in his employment term or twelve. Each of Messrs. Goetz and Erstad are eligible for six months of severance prior to a change of control and twelve months on or after a change of control.

Under the Executive Severance Plan, “change in control” is defined to include a change in control of the type required to be disclosed under Securities and Exchange Commission proxy rules, an acquisition by a person or group of 30% of the outstanding voting stock of the Company, acquisition by a person of stock that constitutes more than 50% of the total fair market value or total voting power of the Company, replacement, during any 12 consecutive month period, of a majority of the members of the BUCA Board with members not endorsed by a majority of the BUCA Board before the date of appointment or election; “cause” is defined as (1) an act or acts of dishonesty undertaken by the participant and intended to result in material personal gain or enrichment of the participant or others at the expense of the Company; (2) gross misconduct or gross neglect that is willful or deliberate on the participant’s part; (3) the conviction of the participant of a felony; (4) the material breach of any terms and conditions of any written employment, non-disclosure, non-solicitation, non-competition, assignment of inventions or similar agreement between the participant and the Company, or of any material written policy of the Company relating to conflict of interest, business ethics, insider trading, or discrimination and harassment, which breach has not been cured by the participant within 30 days after written notice thereof to the participant from the Company; or (5) misconduct by the participant that is deemed by a majority of the BUCA Board to have a material adverse effect on the business, operations, assets, properties, or financial condition of the Company, taken as a whole; and “good reason” is defined to include a material diminution in the participant’s authority, duties or responsibility; a material reduction in the participant’s base salary; a mandatory relocation to a location more than 50 miles outside the city in which he or she is principally based; or the material breach by the Company of any written employment or similar agreement pursuant to which the participant provides services to the Company.

In addition, all of the Company’s executive officers hold stock appreciation rights, stock options and restricted stock that would become immediately exercisable upon a change in control.

In connection with the approval by the BUCA Board of the Offer and the Merger, the Compensation Committee of the BUCA Board approved the foregoing employment agreements that incorporate the terms of the Executive Severance Plan and certain other employment compensation, severance or other benefits arrangements to shareholders of the Company who are also service providers to the Company for the purpose of the non-exclusive safe-harbor of Rule 14d-10(d) under the Exchange Act.

(c)	Merger Consideration

If the Company’s directors and executive officers were to tender any Shares that they own for purchase pursuant to the Offer, they would receive for those Shares the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of August 4, 2008, the Company’s directors and executive officers owned 1,308,421 Shares in the aggregate (excluding Company Options to purchase 960,248 shares and 203,200 shares of Restricted Stock). If the directors and executive officers were to tender all of their Shares and Restricted Stock for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of $677,998 in cash, without interest, less any required withholding taxes.

(d)	Acceleration of Company Options and Restricted Stock

Pursuant to the Merger Agreement, all Company Options (as defined in the Merger Agreement) and all Restricted Stock (as defined in the Merger Agreement) that are outstanding immediately prior to the consummation of the Merger, whether vested or unvested, will vest in full and be cancelled promptly after the consummation of the Merger. In exchange for such cancellation, the holders of such Company Options and Restricted Stock, including the Company’s directors and executive officers, will receive, with respect to each Company Option or Restricted Stock, as applicable, a cash payment (less any applicable withholding taxes and without interest) equal to (1) in the case of a Company Option, the product of (x) the number of shares subject to such Company Option, and (y) the excess of the merger consideration over the applicable exercise price per share of such Company Option and (2) in the case of Restricted Stock, the Offer Price times the number of shares of Restricted Stock held by the holder.

As of August 4, 2008, the Company’s directors and executive officers held in the aggregate Company Options to purchase 960,248 Shares, all of which have exercise prices in excess of the Offer Price. No Company Option held by any of the Company’s executive officer or director would result in any merger consideration. The Company’s directors and executive officers hold in the aggregate 203,200 shares of Restricted Stock. Each holder of Restricted Stock who is a director or executive officer will receive the Offer Price multiplied by the number of shares of Restricted Stock held by the holder.

(e)	Vesting of Stock Appreciation Units

Pursuant to the Merger Agreement, each Stock Appreciation Unit (as defined in the Merger Agreement) that is outstanding immediately prior to the consummation of the Offer, whether vested or unvested, shall be cancelled. In exchange for such cancellation, each holder of a cancelled Stock Appreciation Unit, including the Company’s executive officers, shall be entitled to receive from the Surviving Corporation immediately after the Effective Time, an amount in cash, without interest, equal to the excess, if any, of (x) the merger consideration over (y) the base price per share of such Stock Appreciation Unit, multiplied by the number of Shares subject to such Stock Appreciation Unit as of consummation of the Offer.

As of August 4, 2008, the Company’s executive officers held 350,000 Stock Appreciation Units, all of which have a base price per share of $1.00. No Stock Appreciation Unit held by any executive officer would result in any merger consideration.

(f)	Summary of Payments to Executive Officers and Directors

The table below sets forth, as of August 4, 2008, the last business day before the Company entered into the Merger Agreement, the amounts payable to the Company’s executive officers if the executive officers (1) tendered all of the Shares that the executive officers own, (2) received remuneration for the cash-out of Restricted Stock at the time of the Merger, and (3) were terminated without cause or terminated their employment for good reason and received consideration pursuant to the Executive Severance Plans.

Current Executive Officers	Number of Shares Owned	Value of Shares Owned	Accelerated Vesting of Restricted Stock		Potential Payments Pursuant to Executive Severance Plan after Termination	Total
			Number of Shares to Restricted Stock	Value of Restricted Stock
John T. Bettin	—	$—	—		$450,000	$450,000
Dennis J. Goetz	4,958	$2,231	13,700	$6,165	$214,200	$222,596
Richard G. Erstad	—	$—	49,500	$22,275	$204,130	$226,405
Totals	4,958	$2,231	63,200	$28,440	$868,330	$899,001

The table below sets forth, as of August 4, 2008, the last business day before the Company entered into the Merger Agreement, the amounts payable to the Company’s non-employee directors if the non-employee directors (1) tendered all of the Shares that the directors own, and (2) received remuneration for the cash-out of Restricted Stock at the time of the Merger.

Non-Employee Directors	Number of Shares Owned		Value of Shares Owned	Cash-Out of Restricted Stock		Total
				Restricted Stock Held	Value of Restricted Stock
Wallace B. Doolin	6,686		$3,009	140,000	$63,000	$66,009
Paul J. Zepf	22,874		$10,293	—	—	$10,293
Sidney J. Feltenstein	20,000		$9,000	—	—	$9,000
John P. Whaley	1,253,903	*	$564,256	—	—	$564,256
James T. Stamas	—		—	—	—	—
Fritzi P. Woods	—		—	—	—	—

*	The Shares owned by Mr. Whaley include (1) 14,565 Shares held by Whaley Family LP; (2) 413,232 Shares beneficially owned by Norwest Equity Partners V, L.P.; (3) 273,000 Shares beneficially owned by Norwest Equity Partners, VI, LP; and (4) 546,000 Shares beneficially owned by Norwest Equity Partners, VII, LP. Mr. Whaley is a managing administrative partner of each of Itasca Partners V, LLP, the general partner of Norwest Equity Partners V, L.P.; Itasca LBO Partners VI, LLP, the general partner of Norwest Equity Partners VI, LP; and Itasca LBO Partners VII, LLP, the general partner of Norwest Equity Partners VII, LP. By virtue of his positions with each of these entities, Mr. Whaley may be deemed to beneficially own the Shares held by such entities.

The foregoing summary is not intended to be complete and such description is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated is incorporated in this Schedule by reference, and the Executive Severance Plan, which is incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 28, 2007.

(f)	Indemnification of Executive Officers and Directors

Section 521 of the MBCA requires a corporation to provide for indemnification of employees, directors and officers except to the extent limited by the corporation’s charter documents. The Company’s charter documents do not limit the extent of the indemnification provided for in Section 521. Pursuant to the MBCA and the

Company’s Amended and Restated Articles of Incorporation (as amended, the “Company Charter”), directors do not have personal liability to the Company for monetary damages, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 302A.559 or 80A.76 of the Minnesota Statutes; (iv) for any transaction from which the director derived an improper personal benefit; or (v) for any act or omission occurring prior to the date when the provision in the Company’s Charter became effective. In addition, the Restated Bylaws of the Company (as amended, the “Company Bylaws”) provide for the indemnification of the Company’s officers and directors to the fullest extent permitted by Section 521 of the MBCA.

Pursuant to the Merger Agreement, for a period of six years from the Effective Time, Parent shall cause the Surviving Corporation to honor and fulfill the indemnification obligations of the Company to the current and former directors, officers (the “Covered Persons”) and employees under the Company Charter and Company Bylaws and under the provisions of the MBCA.

For a period of at least six years after the Effective Time, the Parent shall cause the Surviving Corporation to maintain in effect either the current policy of directors’ and officers’ liability insurance maintained by the Company or a run-off policy or endorsement with respect to the current policy of directors’ and officers’ liability insurance covering claims asserted within 6 years after the Effective Time arising from facts or events that occurred at or before the Effective Time. The Covered Persons are intended third party beneficiaries of Section 6.5 of the Merger Agreement.

The Purchaser, its Executive Officers, Directors or Affiliates.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and Purchaser or Parent relating to the Offer. There are not other material agreements, understandings and actual or potential conflicts of interest between the Company or its affiliates and the Purchaser.

(a)	The Merger Agreement

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in Sections 1, 2, 3, 4 and 11 of the Offer to Purchase are incorporated in this Schedule by reference. The summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated in this Schedule by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from those generally applicable to shareholders.

(b)	Appointment of Directors

The Merger Agreement provides that upon Purchaser accepting for payment and paying for any Shares tendered and not withdrawn pursuant to the Offer (the “Acceptance Time”), and at all times thereafter, Parent will be entitled to designate a number of the Company’s directors, rounded up to the next whole number on the BUCA Board, equal to the total number of directors on the BUCA Board (after giving effect to the directors appointed as a result of designations by Purchaser pursuant to this sentence) multiplied by the percentage of Shares beneficially owned by Parent, Purchaser or any of their affiliates relative to the total number of outstanding Shares. Under the terms of the Merger Agreement, the Company will take all actions reasonably necessary to effect the appointment of the Parent’s director designees to the BUCA Board, each board of directors (or similar body) of each subsidiary of BUCA and each committee (or similar body) of the board of each subsidiary of BUCA. The BUCA Board, upon Parent’s request following the Acceptance Time, and at all times thereafter, will cause the number of Parent’s designees (rounded up to the next whole number) to constitute the same percentage as is on the BUCA Board of each committee of the BUCA Board to the extent permitted by applicable law and the rules of The NASDAQ Stock Market. Until the Effective Time, the Company also will be required to maintain at least the number of “independent directors,” as defined by the Marketplace Rules of The NASDAQ Stock Market, as may be required by the Marketplace Rules of The NASDAQ Stock Market or federal securities laws, at least one of whom must be an “audit committee financial expert,” as defined in Item 401(h) of Regulation S-K. The independent directors as of the date of the Merger Agreement who remain on the BUCA Board (together with their successors under certain circumstances) will be “Continuing Directors” for purposes of the Merger Agreement and will constitute a committee of the BUCA Board. After Parent’s designees are elected or appointed to the BUCA Board and until the Effective Time, approval by a majority of the Continuing Directors will be required to (i) for Company to amend or terminate the Merger Agreement or take any action under Merger Agreement; (ii) to exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement, or (iii) to amend the Company Charter or Company Bylaws, in each case if such action adversely affects, or reasonably would be expected to adversely affect, the Company’s shareholders, other than Parent or Purchaser.

The foregoing summary concerning representation on the BUCA Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated in this Schedule by reference.

(c)	The Confidentiality Agreement

The following summary of the Confidentiality Agreement, as amended, does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement (as defined below), which has been filed as Exhibits (e)(3)(A) to this Schedule and is incorporated in this Schedule by reference.

In connection with the process leading to the execution of the Merger Agreement, the Company and Bay Harbour Management, L.C. (“Bay Harbour”), an affiliate of Parent, entered into a Confidentiality Agreement dated as of February 19, 2008, as amended from time to time (the “Confidentiality Agreement”). The Confidentiality Agreement is substantially similar to other confidentiality agreements that the Company entered into with other prospective acquirers of the Company. Pursuant to the Confidentiality Agreement, as a condition to being furnished confidential information by the Company, Bay Harbour agreed that it and Parent would, among other things, (a) use such confidential information solely for the purpose of evaluating a transaction between the Company and Parent and (b) for a period of eighteen months from the date of the Confidentiality Agreement, not to propose to the Company or any other person any transaction relating to the Company’s securities or security holders unless the Company so requested or to acquire, advise or encourage any other person in acquiring, directly or indirectly, control of the Company or beneficial ownership of two percent or more of any of the Company’s securities, businesses or assets (the “Standstill Restrictions”). The Standstill Provisions (as well as the comparable provisions of the confidentiality agreements between the Company and other prospective acquirers) terminate upon certain circumstances, including the commencement of, or public announcement of an intention to commence, a tender offer to acquire beneficial ownership of more than 50% of the Shares. Parent also agreed not to employ or solicit for employment certain Company employees, subject to certain exceptions, for a period of eighteen months from the date of the agreement.

(d)	Financing Agreement and Warrant

In connection with the Merger Agreement and the Offer, the Purchaser entered into a credit agreement with the Company (the “Credit Agreement”) whereby the Purchaser loaned the Company $3,500,000. Pursuant to the Credit Agreement, the Company issued to the Purchaser a warrant representing the right to purchase up to 4,281,775 shares of common stock of the Company. The summary of the Credit Agreement and the warrant contained in Section 11 of the Offer to Purchase are incorporated in this Schedule by reference. The summary and description of the Credit Agreement and the warrant is qualified in their entirety by reference to the Credit Agreement and the warrant, which have been filed as Exhibits (e)(4) and (e)(5), respectively, to this Schedule and are incorporated in this Schedule by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation.

The BUCA Board recommends that you accept the Offer and tender your Shares into the Offer. After careful consideration by the BUCA Board, including a thorough review of the Offer with its outside legal and financial advisors and the Company’s senior management, at a meeting held on August 1, 2008, the BUCA Board, among other things, unanimously:

(i)	authorized the execution, delivery and performance of the Merger Agreement and all of the transactions contemplated thereby, including the Offer and the Merger;

(ii)	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, the Credit Agreement and the issuance of the warrant, are advisable and in the best interests of the Company’s shareholders;

(iii)	approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, the Credit Agreement and the issuance of the warrant, on the terms and subject to the conditions set forth therein, and in accordance with the MBCA; and

(iv)	recommended that the Company’s shareholders accept the Offer, tender their Shares into the Offer, approve the Merger and adopt the Merger Agreement.

In particular, the BUCA Board believes that the Offer offers premium value to the Company’s shareholders on an accelerated timetable, and is likely to be completed. A letter to the Company’s shareholders communicating the BUCA Board’s recommendation that the shareholders accept the Offer, tender their Shares into the Offer, approve the Merger and adopt the Merger Agreement is filed herewith as Exhibit (a)(2)(A) and is incorporated in this Schedule by reference in its entirety.

Background and Reasons for the Recommendation.

(a)	Recommendation

The BUCA Board unanimously recommends that you accept the Offer, tender your shares to the Purchaser pursuant to the Offer and approve and adopt the Merger Agreement if approval and adoption by the shareholders is required by the MBCA.

(b)	Background and Reasons for the Recommendation

Background of the Offer

In its ongoing effort to enhance shareholder value, in early 2007 the BUCA Board interviewed several investment banks to help the BUCA Board identify and consider potential restaurant concepts for acquisition by the Company. The BUCA Board decided to look to this brand acquisition strategy rather than focus solely on internal Company growth because (1) the Buca di Beppo unit sales at such time were at a level that raised concerns about a strategy that relied solely on this brand for continued growth and (2) of the risks and long lead times involved in developing new restaurant concepts. The BUCA Board believed that a new concept could help the Company with expansion in existing markets, creating greater operations and management efficiencies in these existing markets. In addition, given the strength and depth of the Company’s management team, the BUCA Board believed that the Company had the capacity and ability to offer substantial integration benefits for another growing restaurant concept. While discussed, the Company did not seriously consider at that time a possible sale or other similar business combination transaction involving the Company.

After interviewing several investment banks, the Company retained Piper Jaffray & Co. (“Piper Jaffray”) in April 2007 to assist it in exploring acquisition possibilities and capital for growth. The related engagement letter with Piper Jaffray was executed on August 10, 2007. Piper Jaffray contacted a number of acquisition candidates to assess their interest in a transaction with the Company. During this period, the Company executed confidentiality agreements with several parties and performed a preliminary diligence review with respect to those parties. The BUCA Board had several meetings at which possible acquisitions were discussed with Piper Jaffray and management of the Company.

At the BUCA Board meeting held on October 5, 2007, the BUCA Board again discussed the Company’s acquisition strategy and possible acquisition candidates. In addition, the BUCA Board discussed with Piper Jaffray the possibility of pursuing other strategic alternatives, including a private sale of Company equity securities to raise additional capital and a sale or other similar business combination involving the Company. The BUCA Board determined to continue with the acquisition strategy as the best alternative to enhance shareholder value. At the meeting, Faegre & Benson reviewed with the directors their fiduciary duties under Minnesota law in connection with exploring various strategic alternatives available to the Company.

While the Company had preliminary discussions with several parties, none of these possible acquisitions were ultimately pursued by the Company.

During 2007, the price of the Company’s common stock experienced a significant decline. On January 3, 2007, the closing price per share was $4.96, on September 4, 2007 it was $2.32, and by December 17, 2007, the closing price per share was $0.65 per share. In addition, the Company continued to experience difficulty in meeting the financial covenants under its credit agreement. The Company had been in breach of various financial covenants under its credit agreement for each of the first three quarters of fiscal 2007 and expected that it also would be in breach for the fourth quarter. The Company entered into amendment and waiver agreements with its lender regarding the credit agreement breaches for each of the first three quarters of fiscal 2007. These amendments and waivers generally included waiving the breaches, adjusting the covenants and the payment of a waiver fee by the Company. The fees paid escalated during 2007, from $25,000 for the amendment and waiver dated May 4, 2007 to $75,000 for the amendment and waiver dated November 2, 2007.

In December 2007, the Company began discussions with its lender regarding the expected covenant breaches in the fourth quarter of fiscal 2007 and the anticipated cash availability needs of the Company for 2008. In connection with these discussions, and at the request of its lender, the Company provided the lender with a revised cash forecast for 2008. Under the revised forecast, the Company projected significant cash needs during the first quarter of fiscal 2008 and the need for amendments to the credit agreement to help the Company meet its liquidity requirements throughout 2008. From these discussions, the lender insisted that the Company engage a restructuring advisor to review the Company’s business plan for 2008. The Company engaged a restructuring advisor on December 26, 2007. The advisor conducted a business analysis and review that focused principally on (1) attempting to validate management’s 2008 business plan and turnaround strategy and the working capital projections being furnished to the Company’s lender and (2) assist the Company in its relationship with the Company’s lender.

Given these circumstances, at the request of the BUCA Board, on December 20, 2007, Piper Jaffray discussed with the BUCA Board possible strategic alternatives available to the Company. The alternatives discussed were (1) continuing to run the business substantially as it had in the past, (2) raising additional capital through either an equity offering or debt refinancing, (3) entering into a sale transaction and (4) pursuing a restructuring of the Company through a voluntary bankruptcy filing. At this meeting, the BUCA Board determined to further explore alternatives, including a possible sale of the Company, in an effort to maximize shareholder value. The BUCA Board also retained Piper Jaffray as its financial adviser to assist it in exploring the Company’s strategic alternatives, subject to negotiation and execution of a mutually acceptable engagement letter. The Company and Piper Jaffray executed an engagement letter on March 10, 2008. Under the terms of the engagement letter, the Company paid a retainer fee of $75,000 upon execution thereof, currently owes Piper Jaffray $430,000 for services performed to date under the engagement letter and expects to pay additional fees of $495,000 upon the closing of the Offer (plus reimbursement of expenses, if any). See Item 5 of this Schedule for a discussion of certain terms of the engagement letter, including of the compensation to be paid to Piper Jaffray.

On December 21, 2007, we announced publicly that the BUCA Board had decided to explore strategic alternatives to enhance shareholder value, including but not limited to the raising of capital, a recapitalization, and the combination, sale or merger of the Company.

On January 8, 2008, the Company announced a reduction in workforce eliminating a number of positions at the Company’s headquarters. In addition, the Company began more aggressive discussions with landlords of underperforming restaurants regarding the potential for rent reductions or possible closures. On January 8, 2008, the Company announced that comparable store sales for the fourth quarter of fiscal 2007 decreased 2.4%.

In January and February 2008, the Company prepared a descriptive memorandum to be provided to potential acquirers. The memorandum discussed the Company and its operations and financial performance. Concurrently with the preparation of the memorandum, Piper Jaffray and the Company identified potential acquirers to be contacted about their interest in a transaction with the Company, including both strategic buyers that were participants in, or likely to be interested in entering, the restaurant industry, and financial buyers that would likely view acquiring the Company as an attractive investment opportunity. Piper Jaffray contacted 125 potential acquirers to ascertain their level of interest in a transaction with a company that had the characteristics of Buca. Of this number, 56 potential acquirers, including Planet Hollywood, expressed an interest in exploring a transaction with the Company. The Company entered into a confidentiality and standstill agreement with each of the 56 parties, including Bay Harbour, a significant shareholder of and lender to Planet Hollywood, and provided each of them with a copy of the descriptive memorandum and a letter setting forth bidding instructions and a timeline for submitting preliminary indications of interest in acquiring Buca.

On February 8, 2008, the Company received notice from NASDAQ stating that because the Company’s shares had traded at below $1.00 per share for a 30-day period, the Company’s common stock would be delisted if, after a period of 180 days, the shares had not then met the minimum trading price requirement. On March 10, 2008, the Company and its lender entered into another amendment and waiver of the credit agreement to address covenant breaches for the fourth quarter of fiscal 2007 and to reset certain of the financial covenants for subsequent periods. The Company paid a waiver fee of $150,000 to the lender in connection with the amendment and waiver. On March 11, 2008, the Company reported a net loss of $5.3 million, or ($0.26) per share, in the fourth quarter of fiscal 2007. For the fiscal year 2007, the Company reported a net loss of $16.2 million, or ($0.79) per share.

In March 2008, the Company received preliminary, non-binding indications of interest from 11 of the 56 parties that had received the descriptive memorandum, including Planet Hollywood. The preliminary indications of interest contemplated acquisitions of the Company at valuations ranging from $0.10 to $1.50 per Share, with the consideration in each case to be paid in cash. Planet Hollywood submitted a preliminary indication of interest at $1.30 per Share. On March 26, 2008, the BUCA Board reviewed the preliminary indications of interest that the eleven potential acquirers had submitted and authorized the Company to invite the seven potential acquirers that indicated interest at the higher levels, including Planet Hollywood, to participate in a due diligence review of the Company.

Each of the seven potential acquirers that were invited met separately in Minneapolis, Minnesota, with Company management, together with representatives of Piper Jaffray, and were provided with access to the Company’s electronic data room. Following the meetings, the Company requested that each of the seven parties submit a formal acquisition proposal and include in the proposal their comments on a draft merger agreement provided by the Company. The draft merger agreement contemplated an acquisition structure that provided for an initial cash tender offer followed by a second-step merger.

Six of the potential acquirers submitted a formal written acquisition proposal in May 2008. One party declined to submit a proposal. These formal proposals provided for acquisitions of the Company at valuations ranging from $0.22 to $1.20 per Share, with all of the proposals providing for cash consideration. Two of the proposals did not include comments on the draft merger agreement and one included a financing contingency. The Planet Hollywood proposal contemplated a purchase price of $1.20 per share and proposed that the structure be changed to eliminate the tender offer and utilize a one-step merger structure. In addition, Planet Hollywood’s other comments to the draft merger agreement were extensive and raised serious concerns as to whether an acceptable agreement could be reached with Planet Hollywood. Planet Hollywood’s proposal contemplated receiving needed equity from Bay Harbour and requested exclusivity for 45 days. Most of the other five proposals also requested some period of exclusivity.

On April 8, 2008, the Company announced that comparative store sales for the first quarter of fiscal 2008 had decreased 2.5% and that revenue had decreased 4.3% from the same period in 2007.

The BUCA Board met on May 15, 2008 to discuss the six formal written proposals it had received. At this meeting, Faegre & Benson again discussed with the directors their fiduciary duties under Minnesota law in connection with pursuing a sale transaction. The BUCA Board instructed Piper Jaffray to undertake further discussions with all of the six potential acquirers and to focus on the top three in an effort to increase the proposed purchase price and to address other issues or concerns with their proposals. In discussions with Planet Hollywood, in addition to price discussions, the focus was on acquisition structure, emphasizing the Company’s preference for a two-step tender offer, addressing the extensive comments to the draft agreement, exploring the financial viability of Planet Hollywood and the level of commitment from Bay Harbour, and the speed with which Planet Hollywood could complete its remaining diligence. Bay Harbour had strongly indicated that its commitment would only be for the benefit of Planet Hollywood and that the Company would not be able to rely on the commitment or be a beneficiary thereof. The discussions with the other potential acquirers focused on increasing their proposed purchase prices, eliminating the financing contingency in one of the proposals and understanding and minimizing the time period to complete diligence and sign a definitive agreement. The BUCA Board did not grant any of the potential acquirers any period of exclusivity.

Throughout May and June, the Company and Piper Jaffray continued negotiations with the six potential acquirers. After the May 15, 2008 meeting of the BUCA Board, the BUCA Board had another approximately 22 meetings that involved reports from Piper Jaffray, Faegre & Benson and management regarding the status of the acquisition discussions and the terms proposed, and the BUCA Board provided direction to its advisers regarding the negotiations. On May 21, 2007, Planet Hollywood provided a revised mark-up of the draft merger agreement that accepted a two-step tender offer structure and otherwise eliminated the comments that caused the most concerns from their earlier draft. In addition, at the request of Piper Jaffray on the Company’s behalf, Planet

Hollywood provided the Company with certain financial information about Planet Hollywood. However, Bay Harbour continued to insist that the Company not be a party or beneficiary of its equity commitment to Planet Hollywood. Finally, Planet Hollywood stated that they were unwilling to continue to work on the proposed transaction without a period of exclusivity of approximately 45 days. During this time, two of the other potential acquirers each increased their proposed purchase price to $1.20 per Share. However, one of these potential acquirers subsequently experienced difficulty in generating the necessary liquidity to complete an acquisition of the Company, and the other, after performing additional diligence regarding the Company, reduced the proposed purchase price in a transaction to $0.75 per Share and then later to $0.20 per Share. This later reduction by this potential acquirer reflected, at least in part, the fact that one of the equity participants being relied upon by the party decided to not participate in a transaction.

Throughout this period of potential transaction discussions, the BUCA Board received reports from management and Piper Jaffray regarding operations, financial results and expectations, and the Company’s current and projected liquidity requirements. The BUCA Board received updates regarding the Company’s relationship with its lender and of its growing concerns regarding the ability of the Company to satisfy the covenants under the credit agreement and to generate the cash needed to fund operations. The lender was very interested in the progress of the Company’s sales process with Piper Jaffray and requested frequent status reports. During this time, the Company took steps to conserve cash, including delaying restaurant lease payments and other payables. In addition, in an effort to raise additional funds for working capital purposes, the Company entered into an agreement in April 2008 for the sale and simultaneous leaseback of the Company’s one remaining owned restaurant location. In discussing the sale-leaseback transaction with the Company’s lender and seeking its consent to the transaction, the lender ultimately took the position that it was unwilling to provide such consent unless a substantial portion of the proceeds were used for the repayment of amounts outstanding under the credit agreement and a resulting permanent reduction in availability under the credit agreement. On May 13, 2008, the Company and the lender agreed to an amendment and waiver that would permit the sale-leaseback transaction but on terms that restricted the Company’s ability to use the cash proceeds. The amendment also waived certain financial covenant breaches under the credit agreement for the first quarter of fiscal 2008. However, the purchasing party under the sale-leaseback agreement terminated the agreement, as permitted under its terms, on June 10, 2008. Without the proceeds from the sale-leaseback, management and the BUCA Board discussed the serious liquidity conditions facing the Company, particularly in the short-term. Based upon cash forecasts, management discussed with the BUCA Board the likelihood that without additional financing or consummation of a transaction, the Company would not be able to meet working capital needs in early August 2008. In addition, the BUCA Board discussed with Piper Jaffray the possibility of pursuing a bankruptcy filing as an alternative to addressing the Company’s pressing liquidity issues.

With the termination of the sale-leaseback and without an imminent sale transaction, the BUCA Board instructed Piper Jaffray to contact parties that might be willing to provide bridge financing to the Company and to discuss the possibility of such financing with the Company’s lender. One of the potential acquirers other than Planet Hollywood expressed interest in providing bridge financing to the Company. However, the terms proposed were not acceptable. In addition, Piper Jaffray contacted a number of potential parties regarding their interest in providing bridge financing to the Company. The Company’s lender informed the Company that it was unlikely that it would consent to any bridge financing that was not done with and in conjunction with the execution of a merger agreement. In addition, in response to the Company’s request for additional availability under the credit agreement, the Company’s lender informed the Company in early July 2008 that it was willing to increase such availability but only in an amount of $600,000, and only through July 29, 2008. In addition, the Company’s lender requested immediate payment of a $100,000 fee in connection with the amendment and required that the Company engage a restructuring consultant on or before July 9, 2008. These terms were not acceptable to the Company, and the Company and the lender did not enter into the proposed amendment.

In late June, Piper Jaffray had discussions once again with all of the six potential acquirers to assess their current interest in a transaction with the Company. From these discussions, and of those parties that continued to have a significant interest and expressed an ability to then finance an acquisition, Planet Hollywood expressed a continuing interest with the highest valuation at $0.70 per Share. One of the six parties, while remaining interested, informed the Company that it was beginning a process of trying to raise needed equity from a number of sources. This party had not reduced its initial indication from $1.20 per Share, but had not done any significant diligence regarding the Company for several weeks, and the BUCA Board, after discussion with Piper Jaffray, did not have any real confidence that the party would be able to achieve such financing, let alone on a time schedule that worked for the Company. In addition, Planet Hollywood had significantly reduced the time it expected to need to complete diligence and be in a position to finalize a transaction. Based on these discussions, the BUCA Board authorized entering into an exclusivity agreement with Planet Hollywood that provided Planet Hollywood with an initial 10 business days of exclusivity, but with a possible extension until the termination of the agreement provided that Planet Hollywood was then diligently working toward the execution of definitive agreements. The terms of the exclusivity agreement did permit the Company to continue to seek and enter into discussions regarding bridge financing with other parties. The exclusivity agreement was terminable by either party if a definitive merger agreement had not been executed within 20 business days after the date of the exclusivity letter.

Representatives of Planet Hollywood came to the offices of the Company in Minneapolis, Minnesota, on Monday, June 30, 2008 and remained there through Wednesday, July 2, 2008 to conduct additional business and legal diligence. Planet Hollywood also had discussions with management, together with representatives of Piper Jaffray, on July 8 and 9, 2008 in Las Vegas, Nevada. In addition, the Company’s outside legal counsel, Faegre & Benson, discussed the draft merger agreement with legal counsel for Planet Hollywood.

On July 6, 2008, Piper Jaffray requested that Planet Hollywood provide bridge financing to the Company. On July 7, 2008, Planet Hollywood informed Piper Jaffray that they would be willing to provide bridge financing on terms acceptable to Planet Hollywood and that Planet Hollywood would provide the Company with a proposal. On July 9, 2008, Planet Hollywood informed the Company that it was willing to proceed with a transaction at $0.65 per share. In addition, at the Company’s request, on July 9, 2008, Planet Hollywood provided the Company with a draft term sheet summarizing the terms on which Planet Hollywood contemplated providing bridge financing to the Company. The terms contemplated a revolving bridge loan of up to $4 million, with an interest rate of 15%, together with a warrant entitling Planet Hollywood to purchase shares of common stock of the Company in an amount equal to 20% of the number of outstanding shares on a fully diluted basis and with an exercise of $.01 per share. It also required several modifications to the agreement with the Company’s senior lender. The Company later received drafts of such bridge loan documentation and the warrant.

On July 14, 2008, the Company provided Planet Hollywood with comparable store sales information for the June 2008 financial reporting period and the first two weeks of the July financial reporting period. Comparable store sales in for the June period were down 6.5% and for the first two weeks of the July period were down 14.2%, each as compared to the same periods in fiscal 2007. Planet Hollywood expressed significant concern over these results. Planet Hollywood requested additional financial information and stated that it was not willing to proceed until it had time to further analyze the results to see if sales stabilized. Planet Hollywood did not define the period that it needed prior to making any decisions regarding a transaction.

On July 17, 2008, the BUCA Board met and discussed the current status of discussions with Planet Hollywood. In addition, management provided an update on the Company’s significant liquidity issues, expectations and risks to sales in the next few weeks, and the increasing concerns being raised by the Company’s lender. The BUCA Board instructed Piper Jaffray to discuss with Planet Hollywood the need to proceed promptly with a transaction without delay. In addition, the BUCA Board instructed Piper Jaffray and management to discuss the possibility of obtaining financing, whether in connection with a bankruptcy filing or not, from its lender if the Company was unable to reach an agreement with Planet Hollywood on the merger and the needed bridge financing on a timetable that permitted the Company to meet its payment obligations to vendors, employees and others.

Piper Jaffray had discussions with Planet Hollywood and Bay Harbour on July 17 and 18, 2008. On July 18, 2008, Planet Hollywood stated that it was willing to proceed promptly, subject to completion of documentation

(including the bridge financing and proposed amendments to the Company’s credit agreement) at a price per share of $0.45. In response, the BUCA Board advised Piper Jaffray to respond to Planet Hollywood by requesting they proceed promptly with the proposed transaction, including accelerating discussions with the Company’s lender regarding the bridge financing and any necessary intercreditor terms. The BUCA Board also instructed Piper Jaffray to request a $0.50 per Share purchase price. On July 22, 2008, Piper Jaffray requested a $0.50 per Share purchase price from Planet Hollywood. At that time, Planet Hollywood informed Piper Jaffray that due to the financial risks to Planet Hollywood caused by the changes in the bridge loan term sheet required by the lender, $0.45 per Share was the maximum price that Planet Hollywood was willing to pay.

The Company’s representatives continued to work on documents with representatives of Planet Hollywood and Planet Hollywood continued discussions with the Company’s lender. Drafts were exchanged and negotiated of the proposed bridge financing, including drafts of the warrant Planet Hollywood was requiring as part of the bridge financing, and of an amendment to the Company’s credit agreement that waived certain financial covenant breaches and provided the terms for the continuation of the lending relationship between the lender and the Company through a closing of the proposed merger.

On August 1, 2008, the BUCA Board met again. Members of the Company’s management, Piper Jaffray and Faegre & Benson updated the BUCA Board on the status of negotiations with Planet Hollywood, including the proposed resolution of the remaining issues regarding the Merger Agreement. Faegre & Benson reviewed with the BUCA Board its fiduciary duties in connection with such a transaction as well as the other provisions of the most recent draft of the Merger Agreement that had previously been distributed to the members of the BUCA Board. Management and Piper Jaffray discussed with the BUCA Board the terms of the proposed bridge financing, including the issuance of the warrants in connection with the financing, and the terms of the proposed amendment to the Company’s credit agreement. Piper Jaffray made a presentation to the BUCA Board describing the financial aspects of the proposed transaction and rendered to the BUCA Board its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated August 1, 2008) that the $0.45 per Share cash consideration to be received by the holders of Company Common Stock pursuant to the Offer and the Merger, is fair, from a financial point of view, to such holders of Company Common Stock as of the date of its opinion. At the meeting, the BUCA Board appointed a Special Committee, consisting of all independent directors on the BUCA Board for purposes of Section 302A.673 of the MBCA. The Special Committee was given the authority to, among other things, evaluate and consider the proposal from Planet Hollywood and recommend to the full BUCA Board the advisability of the Merger and other transactions. The BUCA Board then recessed to give the Compensation Committee and the Special Committee an opportunity to meet separately with representatives of Piper Jaffray and Faegre & Benson. Mr. Doolin and Mr. Bettin, the two members of the BUCA Board who were not members of the Special Committee, left the meeting.

A meeting of the Compensation Committee of the BUCA Board was convened to review and consider the effect of the proposed transaction on various equity incentive arrangements of the Company. The Compensation Committee reviewed the actions it previously had taken regarding certain agreements in place between the Company and certain of its employees, including the previous restricted stock grants, approved certain employment compensation, severance and other employee benefit arrangements that previously had been approved and implemented, subject to the approval of the Special Committee of the proposed transaction with Planet Hollywood. Following these actions, the Compensation Committee meeting was adjourned.

A meeting of the Special Committee followed, and at that meeting the Special Committee members reviewed, with the assistance of representatives of Piper Jaffray and Faegre & Benson, the terms of the Merger Agreement and the bridge financing and the financial analysis discussed during the meeting of the full BUCA Board. After this discussion and questions by members of the Special Committee to representatives of Faegre & Benson and Piper Jaffray, the Special Committee unanimously adopted resolutions stating that the transactions contemplated by the Offer, the Top-Up Option, the Merger Agreement, the Merger, the bridge financing and the other transactions contemplated by the Merger Agreement were fair and advisable and in the best interest of the Company and its shareholders, approving the Offer, the Top-Up Option, the Merger Agreement, the Merger and

the other transactions contemplated by the Merger Agreement and the bridge financing agreement, including the warrant, and recommending that the BUCA Board approve the same. Following these actions, the Special Committee meeting was adjourned.

Following the adjournment of the Special Committee meeting, the full BUCA Board reconvened. The Special Committee reported to the BUCA Board that it had approved the Offer, the Top-Up Option, the Merger Agreement, the Merger, the bridge financing and the other transaction contemplated by the Merger Agreement, the bridge financing agreement, including the warrant, and the 14th amendment to the credit agreement, and that the Special Committee recommended that the BUCA Board approve such agreements and transactions. The actions of the Compensation Committee with respect to various compensation-related matters also were reported to the BUCA Board. Following further discussion among the members of the BUCA Board, the BUCA Board unanimously approved the Merger Agreement, authorized the execution, delivery and performance of, and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option, the bridge financing, including the warrant, and the Merger, and resolved to recommend that the shareholders accept the Offer, tender their Shares into the Offer, approve the Merger and adopt the Merger Agreement. Following this approval, the BUCA Board directed management and the Company’s advisors to finalize the Merger Agreement and directed management to execute the Merger Agreement on behalf of the Company. The BUCA Board then adjourned its meeting.

Following the completion of the BUCA Board meeting, representatives of Planet Hollywood and its legal advisors and the Company and its legal advisors finalized the terms of the definitive Merger Agreement, the bridge financing agreement and the 14th amendment to the credit agreement.

A public announcement concerning the execution of the definitive Merger Agreement was made shortly after the signing of the agreement on August 5, 2008.

Reasons for the Recommendation

At a special meeting of the BUCA Board on August 1, 2008, the BUCA Board approved the Merger Agreement, and determined to recommend the transactions contemplated in the Merger Agreement (that is, the Offer and the Merger) to the Company’s shareholders. In evaluating the Offer and the Merger, the BUCA Board consulted with the Company’s senior management and legal and financial advisors and, in reaching its decision to recommend that the Company’s shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, approve the Merger and adopt the Merger Agreement, if approval of the Merger and adoption by the Company’s shareholders is required by applicable law in order to consummate the Merger, the BUCA Board considered a number of factors, including the following:

•

the significant liquidity issues facing the Company, the Company’s repeated defaults under its credit agreement and the inability of the Company to receive from its lender the accommodations necessary for the Company to continue as an independent company, the fact that Piper Jaffray pursued numerous alternative sources of financing, all of which were unsuccessful, and the risk of the effect of a bankruptcy filing or liquidation on shareholder value;

•	the Merger will provide BUCA shareholders a premium for their shares compared to the market price of our Common Stock, as set forth in the analysis of Piper Jaffray;

•

the BUCA Board’s belief, after considering the possible alternatives to the Merger, the auction process conducted by Piper Jaffray that canvassed the market of the most likely prospective purchasers and the bidding process between Planet Hollywood and other bidders, that no other buyer would be likely to provide a superior value to the shareholders;

•	Planet Hollywood’s provision of bridge financing, which satisfied the Company’s immediate liquidity and working capital needs;

•

the increasingly difficult economic environment in which the Company operates, including increasing fuel and commodity costs and decreasing consumer confidence, which have contributed to poor financial performance by the Company;

•

the presentations of Piper Jaffray at various board meetings and its final presentation at the August 1, 2008 meeting, including the opinion of Piper Jaffray as to the fairness, from a financial point of view, of the consideration to be paid to the holders of the Company’s Common Stock;

•

the BUCA Board’s knowledge of the Company’s business, operations, assets, financial condition, operating results and prospects, which the BUCA Board considered in light of the premium offered under the terms of the Merger Agreement;

•

the limitations the Company suffered and could likely continue to suffer as a public company, including its limited trading volume and diminished research attention from analysts, all of which adversely affect the trading market and the value of the Company’s Common Stock;

•

the possible delisting of the Company by NASDAQ due to the Company’s failure to comply with NASDAQ Marketplace Rule 4450(a)(5), which requires the bid price of the Company’s Common Stock to be above the minimum $1.00 per share required for continued listing;

•

as discussed in this proxy statement under “Dissenters’ Rights,” the fact that Minnesota law entitles the Company’s shareholders who do not vote in favor of the Merger and who file a written objection with the Company to obtain the “fair value” of their shares, as determined by a court, if the Merger is completed;

•

the fact that the consideration to be received by the Company’s shareholders in the transaction will consist entirely of cash and that the consideration was determined through arm’s length negotiations between the Company and Planet Hollywood;

•

the benefits to the Company’s employees from Planet Hollywood’s covenant contained in the Merger Agreement to provide current employees who continue to be employees of the Company after the merger with certain employee benefits no less favorable than those provided to similarly situated employees of Planet Hollywood for at least through December 31, 2008;

•

the fact that the Merger Agreement, which prohibits the Company and its directors, employees, representatives and agents from initiating or soliciting any inquiries or the making of any proposal or offer with respect to an acquisition proposal, engaging in negotiations concerning an acquisition proposal, and providing any confidential information or data to any person relating to an acquisition proposal, does permit the Company to furnish information to, or to participate in discussions and negotiations with, any person or entity that makes an unsolicited acquisition proposal and to modify or withdraw its recommendation of the merger or recommend an alternative acquisition proposal and terminate the Merger Agreement, if the board determines after consultation with its legal and financial advisers that to do otherwise would constitute a breach of its fiduciary duties to shareholders under applicable law; although, as described above, the BUCA Board did not believe that a superior third-party proposal would be made;

•	the conditions to the closing of the Offer and the Merger, including the fact that the obligations of Planet Hollywood under the Merger Agreement are not subject to a financing condition; and

•

the BUCA Board’s concern that the debt markets could deteriorate further in the future, with the effect that the per-share price offered to the Company’s shareholders in the transaction may not be available in the foreseeable future.

The BUCA Board also considered a variety of risks and other potentially negative factors concerning the Offer and the Merger. These included the following:

•	the Company’s only recourse in the event of a wrongful termination or material breach of the Merger Agreement is against Planet Hollywood, a company without significant liquid assets;

•

that the cash consideration to be received by a shareholder will generally be taxable to the shareholder in an amount equal to the excess of $0.45 over the shareholder’s tax basis in his or her shares of the Company’s Common Stock;

•	the potential conflicts of interest of the Company’s management, including accelerated vesting of restricted stock grants and the potential payments under the Executive Severance Plan;

•	following the Merger, the Company’s shareholders will cease to participate in any future earnings growth of the Company or benefit from any increase in the value of the Company;

•

the fact that, pursuant to the Merger Agreement, without Planet Hollywood’s consent, the Company must generally conduct our business in the ordinary course and the fact that the Company is subject to a variety of other restrictions on the conduct of our business prior to completion of the Merger or termination of the Merger Agreement, which may restrict the Company’s ability to conduct business or preclude actions that would be advisable if the Company were to remain an independent company;

•	the common stock warrants provided to Purchaser in connection with the bridge financing, if exercised, would cause substantial dilution to the Company’s current shareholders;

•	the common stock warrants and the bridge loan could present additional obstacles to any party seeking to propose a superior proposal under the terms of the Merger Agreement; and

•

under the terms of the bridge loan, upon a termination of the Merger Agreement under specified circumstances, the Company will be required to prepay the bridge loan in full, together with an additional amount, as liquidated damages, equal to 30% of the principal balance of the loan at the time of such termination; such payments, if required to be made upon a termination of the Merger Agreement, would have a significant adverse impact on the Company’s liquidity.

(c)	Intent to Tender

To the best of the Company’s knowledge, after reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer and, if necessary, to vote such shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company engaged Piper Jaffray to act as its financial advisor and, if requested, to render to the BUCA Board an opinion as to fairness, from a financial point of view, to the holders of Shares of the consideration to be paid in a merger or other acquisition transaction.

The full text of Piper Jaffray’s written opinion, dated August 1, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations of the scope of review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex II and is incorporated in its entirety herein by reference. You are urged to, and should, carefully read the Piper Jaffray opinion in its entirety. The Piper Jaffray opinion addressed only the fairness, from a financial point of view and as of the date of the opinion, to holders of Shares of $0.45 per share in cash to be paid in the Offer and the Merger. The Piper Jaffray opinion was directed to the BUCA Board and was not intended to be, and does not constitute, advice or a recommendation to any shareholder as to whether or not such shareholder should tender Shares pursuant to the Offer or how such shareholder should vote or act with respect to the Merger or any other matter. Piper Jaffray was not requested to opine as to, and Piper Jaffray’s opinion does not address, the business decision to proceed with or effect the Offer and the Merger or the merits of the Offer and the Merger relative to any alternative business strategy or transaction that may be available to the Company.

In connection with rendering the opinion described above and performing its related financial analyses, Piper Jaffray, among other things:

•	reviewed and analyzed the financial terms of a draft of the Merger Agreement dated July 30, 2008;

•	reviewed and analyzed certain financial and other data with respect to the Company which was publicly available;

•

reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were furnished to Piper Jaffray by the Company;

•

conducted discussion with members of senior management and representatives of the Company concerning financial and other data with respect to the Company which was publicly available and certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were furnished to Piper Jaffray by the Company;

•

reviewed the current and historical reported prices and trading activity of Company Common Stock and similar information for certain other companies deemed by Piper Jaffray to be comparable to the Company;

•	compared the financial performance of the Company with that of certain other publicly-traded companies that Piper Jaffray deemed relevant;

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant; and

•	reviewed the premiums paid, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which opinion was reviewed with the BUCA Board at a meeting held on August 1, 2008 and formally delivered in writing later that day. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or its presentation to the BUCA Board on August 1, 2008.

This summary includes information presented in tabular format. In order to fully understand the financial analyses presented by Piper Jaffray, the tables must be read together with the text of each analysis summary and considered as a whole. The tables alone do not constitute a complete summary of the financial analyses. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Piper Jaffray’s opinion. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the BUCA Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 31, 2008, and is not necessarily indicative of current market conditions.

Selected Publicly Traded Companies Analysis.

Piper Jaffray reviewed certain financial data, ratios and valuation multiples for the Company and compared them to corresponding financial data, ratios and valuation multiples for certain publicly traded companies operating in the restaurant industry sector which Piper Jaffray believed were similar to the Company’s business and financial profile. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria: casual dining restaurant companies that primarily operate company-owned restaurants.

Based on such criteria, Piper Jaffray identified and analyzed the following sixteen selected companies:

•	Benihana Inc.,

•	BJ’s Restaurants Inc.,

•	Buffalo Wild Wings Inc.,

•	California Pizza Kitchen Inc.,

•	The Cheesecake Factory Incorporated,

•	Darden Restaurants Inc.,

•	Famous Dave’s of America Inc.,

•	Granite City Food & Brewery Ltd.,

•	J. Alexander’s Corp.,

•	Kona Grill Inc.,

•	O’Charley’s Inc.,

•	PF Chang’s China Bistro Inc.,

•	Red Robin Gourmet Burgers Inc.,

•	Ruby Tuesday, Inc.,

•	Steak n Shake Co. and

•	Texas Roadhouse Inc.

Piper Jaffray compared valuation multiples for the Company derived from its aggregate enterprise value based on the Offer Price to be paid in the Offer and the Merger, on the one hand, to valuation multiples for the selected companies derived from their market valuation and actual revenue and earnings data, on the other hand:

	BUCA, Inc.		Selected Publicly Traded Companies
	7/31/2008 Closing Price	Transaction Price(1)	Minimum	1st Quartile	Mean	Median	3rd Quartile	Maximum

Enterprise value as a multiple of last twelve months revenue(2)	0.1x	0.1x	0.4x	0.5x	0.7x	0.7x	0.9x	1.5x

Enterprise value as a multiple of last twelve months EBITDA(2)(3)	7.1x	8.0x	3.9x	5.2x	6.3x	5.9x	7.2x	10.9x

Price as a multiple of last twelve months earnings per share	NM	NM	8.6x	13.5x	17.2x	15.0x	22.3x	27.2x

(1)	Based on $0.45 per share.

(2)	Last twelve months for the Company is as of June 29, 2008 and for the selected companies is based on the most recent publicly reported twelve month period prior to July 31, 2008.

(3)	“EBITDA” refers to earnings before interest, taxes, depreciation and amortization.

Piper Jaffray, among other things, calculated the ratio of enterprise value to revenue for each of the selected companies for the last twelve months to obtain a range of valuation multiples. Piper Jaffray also calculated the enterprise value to EBITDA ratio for each of the selected companies for the last twelve months to obtain a range of valuation multiples. Piper Jaffray also calculated the price-to-earnings ratio for each of the selected companies for the last twelve months to obtain a range of valuation multiples.

Selected M&A Transaction Analysis.

Piper Jaffray reviewed transactions involving target companies that it deemed comparable to the Company. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	casual dining restaurant companies that primarily operate company-owned restaurants; and

•	transactions that were announced between January 1, 2004 and the date of Piper Jaffray’s opinion.

Based on these criteria, Piper Jaffray identified the following 13 transactions:

Date Announced	Acquiror	Target
April 28, 2008	G&R Acquisition, Inc.	Max & Erma’s Restaurants, Inc.
July 5, 2007	Fox & Hound Restaurant Group	Champps Entertainment, Inc.
June 18, 2007	Sun Capital Partners, Inc.	Friendly Ice Cream Corp.
November 6, 2006	Bain Capital LLC / Catterton Partners	OSI Restaurant Partners, LLC
August 18, 2006	Sun Capital Partners, Inc.	Real Mex Restaurants, Inc.
August 18, 2006	Lone Star Funds	Lone Star Steakhouse & Saloon, Inc.
July 25, 2006	Buffets, Inc.	Ryan’s Restaurant Group, Inc.
May 19, 2006	The Briad Group	Main Street Restaurant Group, Inc.
December 12, 2005	Newcastle Partners LP / Steel Partners LLC	Fox & Hound Restaurant Group
December 8, 2005	Wellspring Capital Management LLC	Dave & Buster’s Inc.
September 6, 2005	Castle Harlan Inc.	The Restaurant Co. (Perkins Restaurant & Bakery)
January 11, 2005	Centre Partners Management LLC	Uno Restaurant Holdings Corp.
June 14, 2004	Bob Evans Farms	SWH Corporation (Mimi’s Café)

Piper Jaffray calculated the enterprise value to revenue for the last twelve months preceding each transaction and enterprise value to EBITDA for the last twelve months preceding each transaction. Piper Jaffray then compared the results of these calculations with similar calculations for the Offer and the transactions contemplated by the Merger Agreement. The analysis indicated the following multiples:

Selected Precedent Transactions
	BUCA. Inc.(1)	Minimum	1st Quartile	Mean	Median	3rd Quartile	Maximum

Enterprise value as a multiple of last twelve months revenue(2)	0.1x	0.3x	0.6x	0.7x	0.7x	0.8x	1.1x

Enterprise value as a multiple of last twelve months EBITDA(2)	8.0x	5.6x	6.3x	8.0x	7.9x	8.7x	12.3x

(1)	Based on $0.45 per share.

(2)	Revenue and EBITDA for the last twelve months for the Company is as of June 29, 2008. Revenue and EBITDA for the last twelve months for the selected companies is based on the most recent publicly reported twelve month period preceding each transaction. “EBITDA” refers to earnings before interest, taxes, depreciation and amortization.

A comparable M&A transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the comparable transaction analysis is identical to the Company or the Offer and the transactions contemplated by the Merger Agreement.

Premium Paid Analysis.

Piper Jaffray reviewed publicly available information for selected completed or pending merger or buyout transactions to determine the premiums (or discounts) paid in the transactions over recent trading prices of the target companies prior to the date of the Piper Jaffray opinion. Piper Jaffray selected one set of these transactions, which we refer to in the table below as the Restaurant Transactions, by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions in which the target company was a publicly traded company operating in the restaurant industry; and

•	transactions announced between January 1, 2004 and July 31, 2008.

Piper Jaffray selected another set of these transactions, which we refer to in the table below as the Broad Transactions, by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions in which the target company was a publicly traded company, other than those companies operating in the healthcare, technology, telecommunications and financial industries;

•	transactions in which the target company had an enterprise value between $25 million and $100 million; and

•	transactions announced from January 1, 2004 through July 31, 2008.

Piper Jaffray performed its analysis on 17 transactions that satisfied the first set of criteria set forth above in which the target was a publicly traded company operating in the restaurant industry and the 51 transactions that satisfied the broader set of criteria set forth above, and the table below shows a comparison of premiums (or discounts) paid in these transactions to the premium that would be paid to the Company’s shareholders based on the $0.45 per share offer price payable in the Offer and the Merger:

	Premium Over Closing Price
	BUCA, Inc. Offer Premium	Minimum	1st Quartile	Mean	Median	3rd Quartile	Maximum
		Restaurant Transactions
One day before date of opinion(1)	55.2%	-17.6%	5.8%	27.5%	23.3%	42.3%	116.1%
One week before date of opinion(2)	40.6%	-14.5%	13.6%	29.5%	26.2%	39.7%	111.8%
Four weeks before date of opinion(3)	18.4%	-16.4%	12.0%	29.3%	25.4%	42.2%	100.3%

		Broad Transactions
One day before date of opinion(1)	55.2%	-28.8%	10.7%	33.0%	23.5%	40.3%	214.8%
One week before date of opinion(2)	40.6%	-28.8%	10.1%	34.9%	26.2%	40.9%	214.8%
Four weeks before date of opinion(3)	18.4%	-16.4%	12.8%	39.4%	30.1%	48.0%	214.8%

(1)	Company’s premium based on closing price of $0.29 on July 31, 2008.

(2)	Company’s premium based on closing price of $0.32 on July 24, 2008.

(3)	Company’s premium based on closing price of $0.38 on July 3, 2008.

Miscellaneous.

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the transactions contemplated by the Merger Agreement.

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Due to the Company’s financial condition and lack of liquidity at the time Piper Jaffray delivered its opinion, the projections provided by Company management to Piper Jaffray, which were not otherwise publicly available, were only achievable pursuant to a recapitalization transaction that would be significantly dilutive to the Company’s equity holders. Moreover, these projections did not take any such dilution into account. As a result, these projections did not provide a basis on which Piper Jaffray could produce a meaningful discounted cash flow analysis. Accordingly, Piper Jaffray did not include a discounted cash flow analysis in the valuation analysis of the Company described above.

Piper Jaffray performed its analyses solely for purposes of providing its opinion to the BUCA Board. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters.

Piper Jaffray’s opinion was one of many factors taken into consideration by the BUCA Board in making the determination to approve the Merger Agreement and recommend that the shareholders tender their Shares in connection with the Offer. The above summary does not purport to be a complete description of the analyses performed by Piper Jaffray in connection with the opinion and is qualified in its entirety by reference to the written opinion of Piper Jaffray attached as Annex II hereto.

Piper Jaffray has relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to it or discussed with or reviewed by or for it. Piper Jaffray has further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice and that they are not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of its opinion, Piper Jaffray has assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by it, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. Piper Jaffray expresses no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. With the consent of the Company, Piper Jaffray has relied on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Merger Agreement.

Piper Jaffray assumed that the Offer and the Merger would be completed on the terms set forth in the draft of the Merger Agreement reviewed by Piper Jaffray, without amendments and with satisfaction of all covenants and conditions without any waiver. Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the Offer and the Merger will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Offer and the Merger.

Piper Jaffray did not perform any appraisals or valuations of specific assets or liabilities of the Company and has not evaluated the solvency of the Company. Piper Jaffray expresses no opinion regarding the liquidation value of the Company or any other entity. Piper Jaffray did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, or any of its respective affiliates, is a party or may be subject. At the direction of the Company, and with its consent, Piper Jaffray’s opinion made no assumption concerning, and therefore did not consider, the possible assertions of claims, or the outcomes or damages arising out of any such matters.

Piper Jaffray’s opinion was necessarily based on the information available to it and the facts and circumstances as they existed and were subject to evaluation as of the date of the opinion. Events occurring after the date of the opinion could materially affect the assumptions used by Piper Jaffray in preparing its opinion. Piper Jaffray expresses no opinion as to the prices at which Shares may trade following announcement of the transaction or at any future time. Piper Jaffray has not undertaken to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray was not requested to opine as to, and the opinion does not address, the basic business decision to proceed with or effect the Offer or the Merger, the merits of the transaction compared to any alternative business strategy or transaction that may be available to the Company, Planet Hollywood’s or Purchaser’s ability to fund the consideration, any other terms contemplated by the Merger Agreement or the fairness of the amount or nature of the compensation to the Company’s officer, directors or employees, or any class of such persons, relative to the consideration to be received by holders of the Shares. Piper Jaffray’s opinion does not address the fairness or merits of the secured term loan agreement entered into by and between Planet Hollywood and the Company.

Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged as a financial advisor in connection with mergers and acquisitions, underwritings and secondary distributions of securities and private placements. The BUCA Board selected Piper Jaffray to render its fairness opinion in connection with the transactions contemplated by the Merger Agreement on the basis of its experience and reputation in acting as a financial advisor in connection with mergers and acquisitions.

Piper Jaffray acted as financial advisor to the Company in connection with the Offer and the Merger and will receive an estimated fee of approximately $1,000,000 from the Company, which is contingent upon the consummation of the Offer. Piper Jaffray also received a non-refundable retainer in the amount of $75,000 and is owed fees of $325,000 from the Company for providing its opinion and $105,000 in connection with the Company’s receipt of the bridge financing, all of which will be credited against the fee for financial advisory services. The opinion fee was not contingent upon the consummation of the Offer or the Merger. The Company has also agreed to indemnify Piper Jaffray against certain liabilities and to reimburse it for certain expenses in connection with its services. Piper Jaffray has in the past provided financial advice and investment banking services to the Company and may continue to do so and has received and may receive, fees for rendering such services. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of the Company and Planet Hollywood for its own account or the accounts of its customers and, accordingly, Piper Jaffray may at any time hold a long or short position in such securities. Piper Jaffray may also in the future provide investment banking services and financial advisory services to the Company, Planet Hollywood or entities affiliated with the Company or Planet Hollywood, for which it would expect to be compensated.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain, or compensate, any person to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Company’s Common Stock have been effected during the 60 days prior to the date of this Schedule by the Company, or to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

During the 60 days prior to the date of this Schedule, no Company Options were granted to any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 3 and 4 above, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of the Company’s securities by the Company or any other person.

Except as indicated in Items 3 and 4 above, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (ii) any purchase, sale or transfer of a material amount of assets by the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement

The Information Statement attached as Annex I to this Schedule is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the BUCA Board, other than at a meeting of the Company’s shareholders as described in Item 3 above and in the Information Statement, and is incorporated in this Schedule by reference.

Top-Up Option

BUCA granted the Purchaser an option to purchase from BUCA the number of shares of BUCA Common Stock (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by the Purchaser at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of Shares pursuant to the exercise of the Top-Up Option.

The exercise price for the Top-Up Option is equal to the Offer Price. The exercise of the Top-Up Option by Purchaser is subject to certain conditions. The Merger Agreement provides that the Top-Up Option shall be exercisable only once, at such time as Planet Hollywood and Purchaser, directly or indirectly, own at least 50% of the total number of Shares then outstanding and on or prior to the 20th business day after the Expiration Date and has otherwise purchased all Shares validly tendered in the Offer. In addition, the Purchaser shall, concurrently with the exercise of the Top-Up Option, give written notice to BUCA that Purchaser intends to consummate the Merger.

Vote Required to Approve the Merger and Section 302A.621 of the MBCA

The BUCA Board has approved the Offer, the Merger and the Merger Agreement in accordance with the MBCA. Under Section 302A.621 of the MBCA, if Purchaser acquires, pursuant to the Offer or otherwise, including the Top-Up Option, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders as a Short-Form Merger. If Purchaser acquires less than 90% of the outstanding Shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding Shares of Common Stock will be required under the MBCA to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Minnesota. Section 302A.671 of the MBCA establishes various disclosure and stakeholder-approval requirements to be met by individuals or companies attempting a takeover of an “issuing public corporation” such as the Company. Further, Section 673 of the MBCA provides that an issuing public corporation such as the Company generally may not engage in certain business combinations with any person that becomes an interested shareholder by acquiring beneficial ownership of 10% or more of the voting stock of that corporation for a period of four years following the date that the person became an interested shareholder. However, because the Board and a special committee (the “Special Committee”) have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Sections 671 and 673 of the MBCA are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Takeover Disclosure Statute

The Minnesota Takeover Disclosure Law, Minnesota Statutes Sections 80B.01-80B.13, by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce with respect to any offer for a corporation, such as the Company, that has its principal place of business in Minnesota and a certain number of shareholders resident in Minnesota. The Purchaser intends to file a registration statement with the Commissioner on or about the date this Schedule is filed with the Securities and Exchange Commission. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Takeover Disclosure Law, such action could have the effect of delaying the Offer.

“Fair Price” Provision

Section 302A.675 of the MBCA provides that a purchaser generally may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the purchaser’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the purchaser upon substantially equivalent terms as those provided in the earlier takeover offer. However, because the BUCA Board and the Special Committee have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Section 302A.675 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Dissenters’ Rights

No dissenters’ rights are available in connection with the Offer. However, under Minnesota law, shareholders who do not sell their Shares in the Offer will have the right, by fully complying with the applicable provisions of Sections 302A.471 and 302A.473 of the MBCA, which are attached as Annex III to this Schedule, to dissent with respect to the Merger and to receive payment in cash for the “fair value” of their shares after the Merger is completed. The term “fair value” means the value of the shares immediately before the effective time of the Merger and may be less than, equal to or greater than the price per share to be paid in the Merger.

To be entitled to payment, the dissenting shareholder must not accept the Offer, must file with the Company, prior to the vote on the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, must not vote in favor of the Merger and must satisfy the other procedural requirements of the MBCA. Any shareholder contemplating the exercise of dissenters’ rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect such rights, and should consult legal counsel. Dissenters’ rights will be lost if the procedural requirements of the statute are not fully and precisely satisfied.

If a vote of the Company’s shareholders is required to approve the Merger under the MBCA, the notice and proxy statement for the shareholders’ meeting will again inform each shareholder of record as of the record date of the meeting (excluding persons who tender all of their Shares pursuant to the Offer if such Shares are purchased in the Offer) of their dissenters’ rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares. If a vote of the shareholders is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the effective time of the Merger which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

This foregoing description of dissenters’ rights is not intended to be complete and is qualified in its entirety by reference to Sections 302A.471 and 302A.473 of the MBCA attached to this Schedule as Annex III.

Item 9.	Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated August 12, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(1)(F)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).

(a)(2)(A)	Letter to Shareholders from the Chief Executive Officer of BUCA dated August 12, 2008.

(a)(5)(A)	Press Release issued by the Company on August 5, 2008 (incorporated by reference to Exhibit 99.1 to the 8-K filed by the Company on August 11, 2008).

(a)(5)(C)	Opinion of Piper Jaffray & Co., to the Board of Directors of BUCA, Inc., dated August 1, 2008 (incorporated by reference to Annex II attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of August 12, 2008, between BUCA, Planet Hollywood and the Purchaser (incorporated by reference to Exhibit 2.1 to the 8-K filed by the Company on August 11, 2008).

(e)(2)	BUCA, Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 28, 2007.)

(e)(3)	Confidentiality Agreement, dated as of February 19, 2008, between BUCA, Inc. and Bay Harbour Management, L.C.

(e)(4)	Credit Agreement, dated as of August 5, 2008, by and among BUCA and each of its subsidiaries that are signatories hereto and the Purchaser (incorporated by reference to Exhibit 10.1 to the 8-K filed by the Company on August 11, 2008.)

(e)(5)	Warrant to Purchase Common Shares of BUCA dated as of dated as of August 5, 2008, by and among BUCA and each of its subsidiaries that are signatories hereto and the Purchaser (incorporated by reference to Exhibit 10.2 to the 8-K filed by the Company on August 11, 2008.)

ANNEX I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1

ANNEX II—Opinion of Piper Jaffray & Co., to the Board of Directors of BUCA, Inc., dated August 1, 2008.

ANNEX III—Dissenters’ Rights under the Minnesota Business Corporation Act

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BUCA, Inc.

Date: August 12, 2008	By:	/S/ JOHN T. BETTIN
	Name:	John T. Bettin
	Title:	President and Chief Executive Officer

ANNEX I

BUCA, INC.

1300 Nicollet Mall, Suite 5003

Minneapolis, MN 55403

(612) 288-2382

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement (this “Information Statement”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder is being mailed on or about August 12, 2008 to the shareholders of BUCA, Inc., a Minnesota corporation (“BUCA” or the Company”). This Information Statement relates to the tender offer by BUCA Financing, LLC (“Purchaser”), a Minnesota corporation and an indirect wholly-owned subsidiary of Planet Hollywood International, Inc., a Delaware corporation (“Parent” or “Planet Hollywood”), to the holders of shares of common stock, par value $0.01 per share (the “Common Stock”, and the shares of Common Stock being referred to collectively as the “Shares”), of BUCA (the “Company Shareholders”). Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of the seats on the board of directors of BUCA (the “Board of Directors” or “BUCA Board”). Such designation would be made pursuant to an Agreement and Plan of Merger, dated as of August 5, 2008 (the “Merger Agreement”), entered into by and among Parent, Purchaser and the Company. A copy of the Merger Agreement has been filed with the SEC as an exhibit to a Current Report on Form 8-K filed by the Company on August 11, 2008.

Pursuant to the Merger Agreement, Purchaser is offering to purchase all of the Shares of Company, at a purchase price of $0.45 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions set forth in the Offer to Purchase, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, September 9, 2008, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company Shareholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on August 12, 2008, and as exhibits to the Schedule 14D-9 (the “Schedule 14D-9”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on August 12, 2008. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

Following the consummation of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and upon approval by a shareholder vote, if required, Purchaser will be merged with and into the Company with the Company as the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share (other than Shares owned by Parent and Purchaser (not held on behalf of thirds parties), shares owned by any subsidiary of Parent (other than Purchaser), or the Company and Shares held by shareholders who are entitled to and who have properly demanded appraisal of such Shares under the Minnesota Business Corporation Act (the “MBCA”)) that is not tendered pursuant to the Offer will be converted into the right to receive cash in the amount equal to the Offer Price and all of those Shares will cease to be outstanding, will automatically be cancelled and will cease to exist. Following the Effective Time, the Company will continue as an indirect wholly-owned subsidiary of Parent.

The Merger Agreement provides that upon Purchaser accepting for payment and paying for any Shares tendered and not withdrawn pursuant to the Offer (the “Acceptance Time”), and at all times thereafter, Purchaser will be entitled to designate a number of the Company’s directors (the “Purchaser Designees”), rounded up to the next whole number on the BUCA Board, equal to the total number of directors on the BUCA Board (after giving effect to the directors appointed as a result of designations by Purchaser pursuant to this sentence) multiplied by the percentage of Shares beneficially owned by Parent, Purchaser or any of their affiliates relative to the total number of outstanding Shares. Under the terms of the Merger Agreement, the Company will take all actions reasonably necessary to effect the appointment of the Purchaser’s director designees to the BUCA Board, each board of directors (or similar body) of each subsidiary of BUCA and each committee (or similar body) of the board of each subsidiary of BUCA to the extent permitted by applicable law and the rules of The NASDAQ Stock Market (“NASDAQ”).

Until the Effective Time, the Company will be required to maintain at least the number of “independent directors,” as defined by the Marketplace Rules of NASDAQ, as may be required by the Marketplace Rules of NASDAQ or federal securities laws, at least one of whom must be an “audit committee financial expert,” as defined in Item 401(h) of Regulation S-K. The independent directors as of the date of the Merger Agreement who remain on the BUCA Board will be Continuing Directors for purposes of the Merger Agreement. After Parent’s designees are elected or appointed to the BUCA Board and until the Effective Time, approval by a majority of the Continuing Directors will be required to (i) for Company to amend or terminate the Merger Agreement or take any action under Merger Agreement; (ii) to exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement, or (iii) to amend the Company Charter or Company Bylaws, in each case if such action adversely affects, or reasonably would be expected to adversely affect, the Company’s shareholders, other than Parent or Purchaser. The Company’s obligations to appoint Purchaser Designees to the BUCA Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of the Purchaser Designees to the BUCA Board.

YOU ARE URGED TO READ THIS ENTIRE INFORMATION STATEMENT CAREFULLY. PLEASE NOTE THAT WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

The information contained in this Information Statement (including information incorporated in this Information Statement by reference) concerning Parent, Purchaser and Purchaser Designees has been furnished to us by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Purchaser has informed the Company that it will choose the Purchaser Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Purchaser as a Purchaser Designee, the name, age of the individual as of August 12, 2008, present principal occupation and employment history during the past five years. Parent has informed the Company that each such individual is a U.S. citizen (except for Mr. Robert Earl) and has consented to act as a director of the Company, if so appointed or elected. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is c/o Planet Hollywood International, Inc., 7598 W. Sand Lake Road, Orlando, Florida 32819.

Parent has informed the Company that none of the individuals listed below has, during the past five years, (i) filed a petition under federal bankruptcy laws or any state insolvency law or has been appointed by a court a receiver, fiscal agent or similar officer for the business or property of such person or any partnership in which he or she was a general partner of or any corporation or business association of which he or she was an executive officer, (ii) been convicted in a criminal proceeding or (iii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name of Purchaser Designee	Age	Present Principal Occupation or Employment Material Positions Held During the Past Five Years
Robert Earl	57

Robert Earl is the founder, Chairman, President and Chief Executive Officer of Parent and the co-chairman of the Planet Hollywood Resort & Casino in Las Vegas, Nevada. In 1977, Mr. Earl founded President Entertainment, a company specializing in theme restaurants. Mr. Earl became Chief Executive Officer of Hard Rock Café in 1988. During this same time period Mr. Earl was also a Director of Pelican Group PLC.

In 2003, Mr. Earl became joint venture partners with London Clubs with the joint venture’s purchase of the casino named “50 St. James,” now operating under the name “Fifty”. Additionally in 2003, Mr. Earl announced a partnership with Lord Sandwich, the 11th Earl of Sandwich, to launch sandwich shops around the world, utilizing the name “Earl of Sandwich”.

In August 2003, Mr. Earl, along with joint venture partners, Bay Harbour Management L.C. and Starwood Hotels and Resorts Worldwide, purchased the Aladdin Resort and Casino located in Las Vegas.

Mr. Earl became a shareholder and board member in the Everton soccer club in October 2006.

Mr. Earl is a citizen of the United Kingdom.

Name of Purchaser Designee	Age	Present Principal Occupation or Employment Material Positions Held During the Past Five Years
Doug Teitelbaum	43

Mr. Teitelbaum became a director of Parent effective May 9, 2000. Since 1996, Mr. Teitelbaum has been co-owner and managing partner of Bay Harbour Management, L.C., an SEC registered Investment Advisor that specializes in acquisitions of distressed companies, with a business address of 885 Third Avenue, 34th Floor, New York, NY 10022.

In August 2004, Mr. Teitelbaum, along with joint venture partners Robert Earl and Starwood Hotels and Resorts Worldwide, purchased the Aladdin Resort and Casino located in Las Vegas.

From 1994 through 1996, Mr. Teitelbaum was a managing director in the High Yield and Distressed Securities Group at Bear, Stearns, Inc. Prior to that time, Mr. Teitelbaum was a partner at Dabney/Resnick, Inc., an investment banking firm.

Thomas Avallone	49	Mr. Avallone has served as director, Executive Vice President and Chief Financial Officer of Parent and several of its affiliates (including the “Earl of Sandwich” affiliate) in Orlando, Florida since 1994. Mr. Avallone has been involved in the restaurant industry for over 25 years. From July 1987 until 1994, Mr. Avallone served as Chief Financial Officer of Hard Rock Café and Rank Leisure USA. Prior to serving in those positions, Mr. Avallone, a certified public accountant, was a Senior Manager at Laventhol and Horwath CPAs, a public accounting firm, specializing in the entertainment and leisure industry. Mr. Avallone is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Martha H. McIntosh	43	Ms. McIntosh was named Vice President, General Counsel and Secretary of Parent in March 2005. Ms. McIntosh is a member of the executive leadership team and has oversight and management responsibility for all legal and regulatory strategies and services, and is responsible for all aspects of Parent’s legal affairs around the world. From February 2002 to August 2004, Ms. McIntosh served as advertising counsel for the Home Shopping Network (“HSN”), with a business address and phone number of 1 HSN Drive, St. Petersburg, Florida, (727) 872-1000, where she managed regulatory compliance and advertising matters related to print, television and on-line advertising. McIntosh joined HSN from the law firm of Gray Robinson where she provided legal services to emerging businesses, developers and landowners, entrepreneurs, individuals, lending institutions, commercial landlords and tenants in matters of acquisition, financing, development, sales, and leasing of major commercial projects, including hotel projects and sale leaseback transactions. Ms. McIntosh is a member of the Florida Bar Association and the North Carolina Bar Association.

Name of Purchaser Designee	Age	Present Principal Occupation or Employment Material Positions Held During the Past Five Years
Joshua Revitz	30	In July 2001 Joshua Revitz joined Bay Harbour Management, L.C., with a business address of 885 Third Avenue, 34th Floor, New York, NY 10022. Prior to joining Bay Harbour, Mr. Revitz was an investment banker at Bear, Stearns & Co. Inc. operating within their Real Estate, Gaming, Lodging and Leisure Group working on transactions involving the underwriting and issuance of leveraged loans, high yield bonds and asset-backed securities, in addition to advising on mergers and acquisitions, leveraged buyouts and bankruptcy restructurings. Mr. Revitz currently serves on the board of directors of NextG Networks, Inc. Mr. Revitz graduated Magna Cum Laude from Tufts University, earning a Bachelor of Arts in Economics.

None of the Purchaser Designees is a director of, or holds any position with the Company. Parent has advised the Company that to the best knowledge of Parent, except as disclosed in the Offer to Purchase with respect to Messrs. Earl and Avallone, none of the Purchaser Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that to the best knowledge of Parent, none of the Purchaser Designees has any family relationship with any director, executive officer or key employees of the Company. If the conditions to the Offer are satisfied and the Purchaser does purchase a majority of the outstanding Shares pursuant to the Offer, the Company will be a “controlled company” as defined by Marketplace Rule 4350(c)(5) of the NASDAQ Stock Market and it is the Purchaser’s intent to complete the Merger and delist the Company as soon as possible thereafter. Until the Merger is completed the Company and Parent will ensure that at all times the Company will maintain the correct ratio of independent directors on the BUCA Board required for purposes of the Marketplace Rules of the NASDAQ Stock Market and the federal securities laws.

It is expected that some of the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the Offer.

CERTAIN INFORMATION CONCERNING BUCA

The authorized capital stock of the Company consists of 30,000,000 shares of common stock, par value $0.01, and 5,000,000 shares of undesignated stock, par value $0.01 per share. As of the close of business on July 31, 2008, there were 21,408,901 Shares issued and outstanding and no shares of undesignated stock outstanding. The BUCA Board currently consists of seven members.

Only the holders of our Common Stock are entitled to vote at a meeting of our shareholders. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of our shareholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age, position, tenure and business experience for the past five years for each director of the Company as of August 12, 2008:

Name	Age	Position with the Company
Wallace B. Doolin	61	Chairman of the Board
John T. Bettin	53	Chief Executive Officer, President and Director
Richard G. Erstad	44	General Counsel and Secretary
Dennis J. Goetz	38	Chief Financial Officer
Sidney J. Feltenstein	67	Director
James T. Stamas	76	Director
John P. Whaley	55	Director
Fritzi P. Woods	48	Director
Paul J. Zepf	43	Director

None of the above executive officers is related to each other or to any of our other directors.

Wallace B. Doolin joined BUCA, Inc. in November 2004 and served as our Chief Executive Officer until January 31, 2008. Mr. Doolin joined our Board of Directors in November 2004 as Chairman and continues to hold that position. Mr. Doolin has more than 35 years of restaurant industry experience. From 2002 to 2004, Mr. Doolin served as Chief Executive Officer of La Madeleine Bakery Café and Bistro, a 64-restaurant chain, which he helped reengineer and reposition the brand and prepare for its next stage of growth. Prior to joining La Madeleine, Mr. Doolin served as Chief Executive Officer and President of Carlson Restaurants Worldwide (“CRW”) and TGI Friday’s (“Friday’s”) from 1994 to 2002 and as Senior Vice President and Executive Vice President of CRW and Friday’s from 1989 to 1993. During his more than 13 years with CRW and Friday’s, he oversaw Friday’s growth from 135 U.S. restaurants to more than 700 units in 57 countries. He also was responsible for the acquisition of Pick Up Stix, which brought CRW’s restaurant total to 770. From 1984 to 1986, Mr. Doolin served as President of Applebee’s. From 1972 to 1989, he held senior leadership positions at W.R. Grace’s Restaurant Division, Flakey Jake’s, Inc., and Steak and Ale Restaurants. Mr. Doolin has received the IFMA Silver Plate and NRN Golden Chain awards. He is a board member emeritus of the National Restaurant Association and past chairman of its Education Foundation and a member of the board of Caribou Coffee Company. He also is chairman of the ALIMA Fund, a fund for international children through Share Our Strength, a leading children’s anti-hunger organization.

John T. Bettin joined BUCA, Inc. in September 2006 as our President, became our Chief Executive Officer on February 1, 2008 and became a director on February 12, 2008. Mr. Bettin began his career at Houlihan’s, part of Gilbert/Robinson, where he progressed from Corporate Executive Chef and Director of Culinary to Vice President of Operations to Senior Vice President of Concept Development. In 1994, he became Executive Vice President of Operations for Capital Restaurant Concepts and, from 1998 to 2005, was President of Morton’s of Chicago, a restaurant company. While at Morton’s he led and directed operations, purchasing, marketing, finance, information services, human resources and training. In 2005, Mr. Bettin joined Potbelly Sandwich Works, a restaurant company, as its Chief Operations Officer and Senior Vice President.

Richard G. Erstad joined BUCA, Inc. in April 2005 as our General Counsel and Secretary. Mr. Erstad had previously been an attorney with the corporate group of Faegre & Benson LLP, a law firm, from 1996 to 2005, where his practice focused on securities law and mergers and acquisitions, including representing BUCA, Inc. on a variety of matters. He is a member of the Minnesota Bar.

Dennis J. Goetz joined BUCA, Inc. in August 2005 as our Chief Accounting Officer. He was named our Chief Financial Officer in November 2007. Mr. Goetz previously served as Senior Director, Central Accounting to Reporting from February 2004 to August 2005 and Director, Corporate Development & Planning from February 2001 to February 2004 for Carlson, a worldwide hospitality, marketing and travel company.

Sidney J. Feltenstein joined BUCA, Inc. in September 2003 as a director. Mr. Feltenstein served as Chairman, President and Chief Executive Officer of Yorkshire Global Restaurants, the company that operated the restaurant brands A&W Restaurants and Long John Silver’s, from 1995 to 2002. Mr. Feltenstein has served in a variety of operations and marketing management positions including Chief Marketing Officer for Dunkin Donuts and Executive President of Worldwide Marketing for the Burger King Corporation. He is currently Chairman of Sagittarius Brands, Inc., a restaurant holding company. Mr. Feltenstein is active on various boards, and has served as chairman of the International Franchise Association.

James T. Stamas joined BUCA, Inc. in October 2005 as a director. Mr. Stamas has served as Dean of the School of Hospitality at Boston University since 1995. From 1973 to 1988, he was with Omni Hotels where he retired as Senior Vice President and Chief Administrative Officer. Prior to that, he held positions with Sonesta Hotels and Raytheon Company. In 1988, he founded Stamas Partners, a management consulting company providing human resources and organizational development services to the hospitality industry. He has served as Chairman of the Executive Board for the Whittemore School of Business and Economics at the University of New Hampshire. He is a former director of Yorkshire Restaurants and Panatech Research & Development Corp.

John P. Whaley has served as a director of BUCA, Inc. since 1996 and as Lead Director since March 2005. He is a partner of Norwest Equity Partners and Norwest Venture Partners and has been a partner or officer of these and affiliated private equity investment funds since 1977. Mr. Whaley is also a director of several privately held companies.

Fritzi G. Woods joined BUCA, Inc. in September 2005 as a director. Since 2003, Ms. Woods has served as President and Chief Executive Officer of PrimeSource Food Service Equipment, Inc., the nation’s eleventh largest food service equipment distribution company. From 1998 to 2002, Ms. Woods was with The Dallas Morning News, a newspaper company and a subsidiary of Belo Corporation, a diversified media company, where she served as Executive Vice President Sales and Marketing and Chief Financial Officer. Previously, Ms. Woods was Manufacturing Controller and Finance Manager for Motorola in Austin, Texas and worked as an auditor for Arthur Andersen & Co. Ms. Woods is active on various boards and is a Certified Public Accountant.

Paul J. Zepf has served as a director of BUCA, Inc. since 1998 and served as Lead Director from July 2003 to March 2005. He is currently a Managing Director of Lazard Alternative Investments LLC, a merchant banking business, and a Managing Principal of its subsidiary, Corporate Partners LLC. He was previously a Managing Director of each of Lazard Frères & Co. LLC, a financial advisory and asset management firm, Centre Partners Management L.L.C., and Corporate Advisors, L.P., where he had been employed since 1989.

GENERAL INFORMATION ABOUT THE BOARD OF DIRECTORS

Our Amended and Restated Articles of Incorporation provide that the Board of Directors be divided into three classes of as nearly equal size as possible. Our board is divided into three classes with staggered three-year terms. Messrs. Bettin, Whaley and Feltenstein are Class III directors whose terms expire at the annual shareholders’ meeting in 2008. Ms. Woods and Mr. Stamas are Class I directors whose terms expires at the annual shareholders’ meeting in 2009. Messrs. Doolin and Zepf are Class II directors whose terms expire at the annual shareholders’ meeting in 2010.

At each annual meeting of shareholders, the successors to directors whose terms then expire will be elected to serve for a full term of three years. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. A nominee elected to fill a vacancy in a class will hold office for a term that will coincide with the remaining term of that class. This classification of the board may delay or prevent changes in our control or in our management.

Board Meetings During Fiscal 2007

The Board of Directors met 14 times during fiscal 2007. The SEC rules require disclosure of those directors who attended fewer than 75% of the aggregate total of meetings of the board and board committees on which the director served during the last fiscal year. No director attended fewer than 75% of the aggregate total of these meetings.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee has ever been an officer or employee of our company or of any of our subsidiaries or affiliates. None of our executive officers has served on the board of directors or on the compensation committee of any other entity, any officers of which served either on our board of directors or on our compensation committee.

Attendance at Annual Shareholder’s Meeting

One director attended our annual shareholders’ meeting in 2007. Additional information concerning the board, including committee charters and our Code of Business Conduct and Ethics applicable to our directors, employees and representatives, is available at www.bucainc.com.

CORPORATE GOVERNANCE

Director Independence

Our board has determined that each of Messrs. Stamas, Zepf, Whaley and Feltenstein and Ms. Woods is independent as that term is defined under the applicable independence listing standards of the NASDAQ. Accordingly, a majority of our board is independent. In determining that Ms. Woods is independent, our board considered restaurant equipment purchases we have made from her employer in the ordinary course of business.

Lead Director

In fiscal 2003, our board created the position of Lead Director of the board. Our current Lead Director, Mr. Whaley, has served in that capacity since March 2005. The principal responsibilities of the Lead Director include:

•	chairing the board in the absence of the Chairman and Chief Executive Officer;

•	meeting with directors annually on a one-on-one basis to assess areas where the board and/or committees can operate more effectively;

•	organizing and presiding over executive sessions to review the company’s performance and management effectiveness;

•	communicating to management as appropriate the results of private discussions among independent directors; and

•	developing plans for management succession.

Communications with Directors

You can contact our full board, our Lead Director, our independent directors as a group or any of the directors individually by writing to our Secretary at 1300 Nicollet Mall, Suite 5003, Minneapolis, Minnesota 55403. All communications will be compiled by the Secretary and all will be submitted to the addressees on a periodic basis.

BOARD COMMITTEES

Our board has three standing committees, the principal functions and composition of which are described below. Each committee operates under a charter, a copy of each is available on our website at www.bucainc.com.

Governance and Nominating Committee

The governance and nominating committee of the board, comprised of Messrs. Stamas (Chair), Feltenstein, Whaley and Zepf and Ms. Woods, is responsible for (1) overseeing corporate governance matters; (2) approving director nominees to be considered for election by shareholders and for election by the board to fill any vacancy or newly created directorship; (3) making recommendations to the board concerning the appropriate size and composition of the board and each board committee, and the establishment of new board committees; (4) developing and administering a board and committee evaluation process; and (5) developing and implementing director orientation and continuing education policies. The governance and nominating committee met two times during fiscal 2007. All members of the governance and nominating committee satisfy the applicable independence listing standards of the NASDAQ and have no relationship with the Company that, in the opinion of the board, would interfere with the exercise of independent judgment.

Our board, acting upon the recommendation of the governance and nominating committee, adopted a director nominee selection policy, which covers the director nominee selection process and director selection criteria.

Under the policy, the governance and nominating committee will select nominees for directors pursuant to the following process:

•

the identification of director candidates by the governance and nominating committee based upon suggestions from current directors and senior management, recommendations by shareholders and possibly a director search firm;

•	a review of the candidates’ qualifications by the governance and nominating committee to determine which candidates best meet the board’s required and desired criteria;

•	interviews of interested candidates among those who best meet these criteria by the Chair of the governance and nominating committee or the entire committee;

•	a report to the board by the governance and nominating committee on the selection process; and

•

formal nomination by the governance and nominating committee for inclusion in the slate of directors for the annual meeting of shareholders or appointment by the board to fill a vacancy during the intervals between shareholder meetings.

The governance and nominating committee will reassess the qualifications of a director, including the director’s past contributions to the board and the director’s attendance and contributions at board and committee meetings, prior to recommending a director for reelection to another term.

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend director candidates for consideration by the governance and nominating committee may do so by submitting a written recommendation to our Secretary at 1300 Nicollet Mall, Suite 5003, Minneapolis, Minnesota 55403. Submissions must include a written recommendation, biographical information concerning the recommended individual, including age, a description of the recommended individual’s past five years of employment history and any past and current board memberships. The submission must be accompanied by a written consent of the individual to stand for election if nominated by the governance and nominating committee and to serve if elected by the board or the shareholders, as applicable. Alternatively, shareholders may directly nominate a person for election to our board by complying with the procedures set forth in our bylaws, any applicable rules and regulations of the Securities and Exchange Commission and any applicable laws.

Candidates for director nominees are reviewed in the context of the current composition of the board, our operating requirements and the long-term interests of our shareholders.

The governance and nominating committee will consider, at a minimum, the following factors in recommending to our board potential new board members, or the continued service of existing members in addition to other factors it deems appropriate based on the current needs and desires of the board:

•	demonstrated character and integrity; an inquiring mind; experience at a strategy/policy setting level; sufficient time to devote to the affairs of the company; and high-level managerial experience;

•

whether the member or potential member is subject to a disqualifying factor, such as, relationships with competitors, customers, suppliers, contractors, counselors or consultants, or recent previous employment with the company;

•	the member’s or potential member’s independence;

•	whether an existing member has reached any applicable retirement age or a term limit;

•

whether the member or potential member assists in achieving a mix of board members that represents a diversity of background and experience, including with respect to age, gender, international background, race and specialized experience;

•	whether the member or potential member, by virtue of particular experience, technical expertise, or specialized skills, will add specific value as a board member; and

•	any factors related to the ability and willingness of a new member to serve, or an existing member to continue his or her service.

In addition to the above factors, our board has also adopted certain board policies which provide that no board member may simultaneously serve on the boards of directors of more than three other public companies without receiving the prior approval of the governance and nominating committee. In addition, no employee director may simultaneously serve on more than one other public company board. Our audit committee charter also provides that no audit committee member may simultaneously serve on the audit committees of more than two other public companies.

Compensation Committee

The compensation committee of the board is currently comprised of Messrs. Feltenstein (Chair), Stamas, Whaley and Zepf and Ms. Woods, each of whom is an independent director under NASDAQ listing standards. The compensation committee is responsible for (1) discharging the responsibilities of the board with respect to all forms of compensation of our executive officers and oversight of our employee stock purchase plan and stock incentive plans; and (2) reporting to the shareholders regarding the company’s executive compensation practices and policies. The compensation committee met five times during fiscal 2007.

A director may serve on the compensation committee only if the board determines that he or she:

•	is a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended;

•	satisfies the requirements of an “outside director” for purposes of Section 162(m) of the Internal Revenue Code; and

•

is “independent” as that term is defined in the applicable listing standards of the Nasdaq Stock Market and has no relationship with the company that, in the opinion of the board, would interfere with the exercise of independent judgment.

The compensation committee operates under a written charter adopted by the BUCA Board, which can be found on the Company’s website at www.bucainc.com on the Corporate Governance page of the Investor Relations section.

Audit Committee

The audit committee of the board, currently comprised of Ms. Woods (Chair) and Messrs. Feltenstein, Stamas, Whaley and Zepf, is responsible for overseeing our accounting and financial reporting process and the audits of our financial statements. The audit committee met four times during fiscal 2007.

All members of the audit committee are “independent” as that term is defined in the applicable listing standards of the Nasdaq Stock Market, Section 301 of the Sarbanes-Oxley Act of 2002 and the SEC rules adopted pursuant to the Sarbanes-Oxley Act. Our board has determined that at least one member of our audit committee, Ms. Woods, is an “audit committee financial expert,” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the SEC in furtherance of Section 407. Ms. Woods is independent, as that term is defined under the NASDAQ listing standards.

The responsibilities of the audit committee are set forth in the audit committee charter, adopted by our audit committee on April 25, 2000, as amended and restated on March 5, 2004 and as amended on February 15, 2007.

REPORT OF THE AUDIT COMMITTEE

The role of the Company’s Audit Committee, which is composed of five independent non-employee directors, is one of oversight of the company’s management and the company’s independent registered public accounting firm in regard to the company’s financial reporting and the company’s controls respecting accounting and financial reporting. In performing its oversight function, the Audit Committee relied upon advice and information received in its discussions with the company’s management and independent registered public accounting firm.

The Audit Committee has (1) reviewed and discussed the company’s audited financial statements for the year ended December 30, 2007 with the company’s management; (2) discussed with the company’s independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, regarding communication with audit committees (AICPA Professional Standards, Vol. 1. AU sec. 380); (3) received the written disclosures and the letter from the company’s independent accountants required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees); and (4) discussed with the company’s independent accountants the independent accountants’ independence.

Based on the review and discussions with management and the company’s independent registered public accounting firm referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2007 for filing with the SEC.

AUDIT COMMITTEE

Sidney J. Feltenstein

James T. Stamas

John P. Whaley

Fritzi G. Woods

Paul J. Zepf

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of July 31, 2008 by:

•	each shareholder known by us to beneficially own more than five percent of our common stock,

•	each of our directors,

•	our executive officers named in the Summary Compensation Table below, and

•	all of our directors and executive officers as a group.

Except as otherwise noted below, each of the shareholders identified in the table has sole voting and investment power with respect to the shares of common stock beneficially owned by the person.

	Shares Beneficially Owned (1)
Name of Beneficial Owner	Number	Percent
State of Wisconsin Investment Board (2)	3,017,200	14.1%
Heartland Advisors, Inc. (3)	1,950,000	9.1%
Prentice Capital Management, LP (4)	1,664,632	7.8%
Dimensional Fund Advisors, Inc. (5)	1,566,829	7.3%
AWM Investment Company, Inc. (6)	3,092,000	17.0%
Norwest Equity Partners V, L.P. (7)	1,294,818	6.0%
Sidney J. Feltenstein (8)	50,250	*
James T. Stamas (9)	27,000	*
John P. Whaley (7)	1,294,818	6.0%
Fritzi G. Woods (10)	27,000	*
Paul J. Zepf (11)	63,957	*
Wallace B. Doolin (12)	896,686	4.2%
John T. Bettin (13)	40,000	*
Stephen B. Hickey (14)	112,000	*
All directors and executive officers as a group (10 persons)	2,583,869	12.1%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC that generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage ownership calculations are based on 21,408,901 shares of common stock outstanding as of July 31, 2008.

(2)	Based on a Schedule 13G filed with the SEC on February 8, 2008. The address of State of Wisconsin Investment Board is P.O. Box 7842, Madison, Wisconsin 53707.

(3)	Based on a Schedule 13G filed with the SEC on June 10, 2008. These securities may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by (1) Heartland Advisors, Inc. by virtue of its investment discretion and voting authority granted by certain clients, which may be revoked at any time; and (2) William J. Nasgovitz, as a result of his ownership interest in Heartland Advisors, Inc. Heartland Advisors, Inc. has shared voting power and shared investment power with respect to 1,950,000 shares of common stock. Each of Heartland Advisors, Inc. and Mr. Nasgovitz specifically disclaims beneficial ownership of any shares reported on the schedule. The address of Heartland Advisors, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202.

(4)	Based on a Schedule 13G filed with the SEC on February 14, 2008. Prentice Capital Management, LP has shared voting power and shared investment power with respect to 1,664.632 shares of common stock. Prentice Capital Management, LP serves as investment manager to a number of investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners GP, LP, Prentice Capital Offshore, Ltd., Prentice Special Opportunities Offshore, Ltd. And Prentice Special Opportunities Master, L.P.) and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the shares reported. Michael Zimmerman is the managing member of (1) Prentice Management GP, LLC, the general partner of Prentice Capital Management, (2) Prentice Capital GP, LLC, the general partner of certain investment funds and (c) Prentice Capital GP II, LLC, the managing member of Prentice Capital GP II, LP, which is the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities reported above. Each of Mr. Zimmerman and Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in the schedule. The address of Prentice Capital Management, LP is 623 Fifth Avenue, 32nd Floor, New York, NY 10022.

(5)	Based on a Schedule 13G filed with the SEC on February 6, 2008. Dimensional Fund Advisors LP (formerly, Dimensional Fund Advisors Inc.) (“Dimensional”), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940 and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the “Funds.” In its role as investment advisor or manager, Dimensional possesses investment and/or voting power over the securities of the company that are owned by the Funds and may be deemed to be the beneficial owner of the shares of the company held by the Funds. However, all securities reported on the schedule are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. The address for Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(6)	Based on a Form 4 filed on July 1, 2008 by Austin W. Marxe (“Marxe”) and David M. Greenhouse (“Greenhouse”), who are the controlling principals of AWM Investment Company, Inc. (“AWM”), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (“Cayman”). AWM also serves as the general partner of MGP Advisers Limited Partnership (“MGP”), the general partner of Special Situations Fund III QP, L.P. (“SSFQP”). Marxe and Greenhouse are also members of M.G. Advisers L.L.C. (“MG”), the general partner of and investment adviser to Special Situations Private Equity Fund, L.P. (“SSPE”). Marxe and Greenhouse have shared voting power and shared dispositive power with respect to 3,092,000 shares of common stock. This amount includes 755,233 shares of common stock owned by Cayman, 1,671,477 shares owned by SSFQP and 655,290 shares owned by SSPE. The address of AWM Investment Company, Inc. is 527 Madison Avenue, Suite 2600, New York, NY 10022.

(7)	Includes (1) options for the purchase of 40,915 shares of common stock exercisable within 60 days granted to John P. Whaley; (2) 14,565 shares of common stock held by Whaley Family LP; (3) 413,232 shares of common stock beneficially owned by Norwest Equity Partners V, L.P.; (4) 273,000 shares of common stock beneficially owned by Norwest Equity Partners, VI, LP; and (5) 546,000 shares of common stock beneficially owned by Norwest Equity Partners, VII, LP. Mr. Whaley is a managing administrative partner of each of Itasca Partners V, LLP, the general partner of Norwest Equity Partners V, L.P.; Itasca LBO Partners VI, LLP, the general partner of Norwest Equity Partners VI, LP; and Itasca LBO Partners VII, LLP, the general partner of Norwest Equity Partners VII, LP. By virtue of his positions with each of these entities, Mr. Whaley may be deemed to beneficially own the securities held by such entities. Mr. Whaley disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest. The address of Norwest Equity Partners V, L.P. is 3600 IDS Center, 80 South 8th Street, Minneapolis, Minnesota 55402.

(8)	Includes options for the purchase of 30,250 shares of common stock exercisable within 60 days granted to Mr. Feltenstein.

(9)	Consists of options for the purchase of 27,000 shares of common stock exercisable within 60 days granted to Mr. Stamas.

(10)	Consists of options for the purchase of 27,000 shares of common stock exercisable within 60 days granted to Ms. Woods.

(11)	Includes options for the purchase of 41,083 shares of common stock exercisable within 60 days granted to Mr. Zepf. Of such amount, Mr. Zepf disclaims beneficial ownership of options to purchase 5,833 shares of common stock; these options are beneficially owned by Centre Partners Management LLC.

(12)	Includes options for the purchase of 750,000 shares of common stock exercisable within 60 days granted to Mr. Doolin and 140,000 shares of restricted stock, which shares vest and the related restrictions expire on December 31, 2009. Mr. Doolin ceased being an executive officer on January 31, 2008.

(13)	Consists of options for the purchase of 40,000 shares of common stock exercisable within 60 days granted to Mr. Bettin.

(14)	Includes 1,000 shares owned by Mr. Hickey’s wife and options for the purchase of 95,000 shares of common stock exercisable within 60 days granted to Mr. Hickey. Mr. Hickey ceased being an executive officer on January 31, 2008.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires executive officers and directors, and persons who beneficially own more than 10% of our Common Stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Executive officers, directors and beneficial owners of more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of such reports and written representations from our executive officers and directors, we believe that our executive officers and directors complied with Section 16(a) filing requirements during the most recent fiscal year.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based compensation to attract and retain qualified directors to serve on our board. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to the company, their legal exposure as directors, as well as the level of skill we require of members of the board. Directors who are our employees do not receive additional compensation for serving on our board or board committees. Directors who are not our employees receive compensation for board service as follows:

Quarterly Retainer:	A quarterly retainer of $6,000 ($7,500 in case of Lead Director).

Attendance Fees:	A fee of $2,000 for each board or committee meeting attended if (1) such board committee meeting is not held on the same day as a board meeting and (2) the duration of the committee meeting is two hours or longer. Each non-employee director will receive a fee of $500 ($1,000 for the chair of a committee who presides over a committee meeting) for attending each committee meeting with a duration of less than two hours.

Stock Options:	An annual grant of stock options to purchase shares of our common stock, the amount of which are determined annually by the board. No such grant was made in fiscal 2007. Each new non-employee director first elected to the board receives a one-time grant of stock options to purchase 20,000 shares of our common stock.

The table below summarizes the compensation paid by the company to non-employee directors for fiscal 2007. Compensation information for Wallace B. Doolin, our former Chief Executive Officer, is set forth in the Summary Compensation Table above.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total ($)
Sidney J. Feltenstein	$48,000	—	$48,000
James T. Stamas	44,500	—	44,500
John P. Whaley	52,500	—	52,500
Fritzi G. Woods	46,000	—	46,000
Paul J. Zepf	45,500	—	45,500

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of our named executive officers for the fiscal years ended December 30, 2007 and December 31, 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Wallace B. Doolin (2)	2007	557,680	—	83,776	—	—	39,144	(3)	680,600
Chairman and Chief Executive Officer	2006	544,673	—	—	—	145,159	37,819		727,651

John T. Bettin President and Chief Executive Officer (5)	2007	352,766	—	—	124,760	—	62,160	(4)	539,686

Stephen B. Hickey (2)	2007	225,000	35,000	23,290	76,680	—	44,775	(6)	404,745
Chief Marketing Officer	2006	225,000	—	27,400	76,680	69,345	14,193		412,618

(1)	Amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year, in accordance with FAS 123(R) and thus may include amounts from awards granted in and prior to the reported fiscal year. Assumptions used in the calculation of these amounts are included in footnote 15 to our audited financial statements.

(2)	Ceased employment with the company on January 31, 2008.

(3)	Consists of disability insurance premiums of $21,145, car allowance of $15,000, a tax gross-up, health insurance premiums and an annual physical.

(4)	Consists of an allowance of $50,000, car allowance of $12,000 and a tax gross-up.

(5)	Appointed as Chief Executive Officer on February 1, 2008. Fiscal year 2006 figures are not shown for Mr. Bettin as he was not a named executive officer during this period.

(6)	Consists of travel allowance of $29,905, car allowance of $12,000, a tax gross-up and health insurance premiums.

Employment Agreements

We have entered into employment agreements with each of our named executive officers. We believe the practice of using employment agreements to be a market practice for positions of this level of responsibility and are consistent with our objective to attract and retain key talent. The employment agreements provide the named executive officers with the assurances and specifics of the terms of his or her employment with us. The employment agreements provide us with assurance that the executives are fully devoted to our interests and clarify the expectations of the parties. The principal compensation terms of those agreements are summarized below; the agreements themselves have been filed with the SEC and can be obtained through our website.

Wallace B. Doolin—We entered into an employment agreement with Wallace B. Doolin in October 2004, which was amended in July 2007. Under the terms of the employment agreement, Mr. Doolin’s base salary for 2007 was established at $568,000. Mr. Doolin was eligible to receive a yearly bonus of up to up to a maximum of 50% of his annual base salary for that year based upon certain performance targets established by our compensation committee. The employment agreement provided that if Mr. Doolin was terminated without cause or, after a change in control, Mr. Doolin resigned because of a substantial reduction or alteration in his duties, base salary or for certain other reasons, Mr. Doolin would have received a severance payment equal to his base salary for the greater of 24 months and the number of months left prior to the end of the current employment term, except that if such termination occurs with less than 12 months remaining in the employment term, Mr. Doolin would have received a severance payment equal to his base salary for the remaining term plus 12 months. Mr. Doolin would have also received an amount equal to the prior year’s base cash bonus earned, if any. Mr. Doolin would have received similar payments if termination had occurred because of his death or disability. Under the terms of the agreement, any such severance payment was to be made on a monthly basis over that number of months used in determining the severance payment. The employment agreement also provided Mr. Doolin with certain benefits, including car allowance and life insurance. The employment agreement contained confidentiality, noncompete and nonsolicitation covenants from Mr. Doolin.

Mr. Doolin’s employment with the Company was terminated under the terms of a separation agreement the Company entered into with Mr. Doolin. Under the terms of the separation agreement, Mr. Doolin will remain on our Board of Directors as a director and Chairman until a successor is duly elected or appointed. We agreed to pay to Mr. Doolin a total of $583,000 in 12 equal monthly installments following his separation, which payments may accelerate upon a change of control (as defined in the separation agreement). Mr. Doolin is eligible for continued health benefits and disability income benefits for 12 months following his separation. Mr. Doolin’s continued service on the Board of Directors following his termination constitutes employment for purposes of vesting and exercise of his restricted stock and stock options. Mr. Doolin is subject to a covenant not to compete with the Company for a period of one year following his separation. Mr. Doolin will receive no compensation or benefits (other than ordinary expense reimbursement) for his service on our board for one year following his separation.

John T. Bettin—We entered into an employment agreement with Mr. Bettin in September 2006 having an initial employment term running through September 30, 2009. In December 2007, we amended the employment agreement. Unless terminated at least 90 days prior to the end of any term, the employment agreement automatically renews for successive one-year terms. Under the terms of the employment agreement, Mr. Bettin’s annualized base salary was established at $355,500 in 2007. Mr. Bettin also is eligible for annual incentive bonuses up to a maximum of 50% of his base salary upon our obtaining certain annual performance targets. The employment agreement provides for certain payments upon termination of employment or a change in control pursuant to the BUCA, Inc. Executive Severance Plan, as described below. The Employment Agreement also provides Mr. Bettin with certain benefits, including an allowance of $100,000, which has been paid by the company, and a $1,000 per month car allowance. The Employment Agreement contains confidentiality, noncompete and nonsolicitation covenants from Mr. Bettin.

Stephen B. Hickey—We entered into an employment agreement with Steven B. Hickey in January 2004, which was amended and restated in December 2005 and in December 2006 to extend the term of the employment agreement and to ensure his continued service to our business as he transitions to retirement. Under the terms of the agreement, Mr. Hickey served as our Chief Marketing Officer through January 31, 2008. The agreement established Mr. Hickey’s base salary for 2007 at $225,000. Mr. Hickey was eligible to receive a yearly bonus of up to up to a maximum of 50% of his annual base salary based upon certain performance criteria established by the board. The agreement provided that we shall pay to Mr. Hickey a retention bonus of $35,000 on or before January 15, 2008 if Mr. Hickey remained our employee in good standing through December 31, 2007. We also agreed to pay Mr. Hickey an aggregate of $25,000 in commuting expenses in nine equal monthly installments beginning in April 2007. Under the terms of the agreement, if we were to have terminated Mr. Hickey’s employment for cause or if Mr. Hickey terminated his employment (except as a result of a change in control), he would have received no additional compensation or termination benefits. If Mr. Hickey was terminated because of death or physical or mental disability, he or his estate would have been entitled to a termination payment of 12 months’ base salary then in effect, payable in 12 equal monthly installments. If Mr. Hickey terminated his employment upon 30 days’ prior written notice following a change in control of the company, because his duties were substantially reduced or negatively altered without his prior written consent, or if Mr. Hickey’s employment was terminated by us without cause following a change in control or within 180 days prior to a change in control and the termination was related to the change in control, he would have been entitled to a termination payment of 12 months’ base salary then in effect, payable in 12 monthly installments and either the continuation of his health benefits for 12 months or the payment by the company of his COBRA payments during the COBRA period. If Mr. Hickey terminated employment as a result of a change in control, but his duties had not been substantially reduced or negatively altered, he would have been entitled to a termination payment of 12 months’ base salary then in effect, payable in 12 monthly installments. If Mr. Hickey was terminated by us without cause and not associated with a change in control, he would have been entitled to a termination payment of six months’ base salary then in effect, payable in six monthly installments. We paid none of these termination benefits to Mr. Hickey in connection with his termination of employment as our Chief Marketing Officer. The employment agreement provided for benefits, including providing Mr. Hickey with health insurance. The employment agreement also contained confidentiality, noncompete and nonsolicitation covenants from Mr. Hickey. Mr. Hickey continues to serve as a consultant to the Company. Mr. Hickey’s continued service to the Company as a consultant constitutes employment for purposes of vesting and exercise of his restricted stock and stock options.

On December 20, 2007, we adopted the BUCA, Inc. Executive Severance Plan. The plan was adopted to comply with recent tax law changes and to provide common definitions and terms for severance among all executives. The plan is designed to provide severance benefits in the event of a participant’s involuntary termination of employment without cause or, if occurring within one year after a change in control, the employee’s termination without cause or for good reason as defined in the plan. The plan provides for severance payments equal to a certain number of months of the employee’s base salary, as established by the compensation committee of our board. The plan also provides for the payment of COBRA premiums on behalf of the participant for that period. In connection with payments relating to terminations other than for cause prior to a change in control, the plan also provides for the reduction in such payments by the amount of compensation received if the participant is hired by another employer (unless such compensation is less than a certain threshold amount).

Severance payments under the plan are conditioned on the employee’s entering into an agreement that contains covenants against competition and solicitation, as well as releasing us from all claims related to his or her employment. The plan also provides that if the board determines that a participant engaged in dishonest, disloyal, fraudulent, criminal or other wrongful activity during his or her employment that results in or is likely to result in a material loss or injury to our business, financial condition or reputation, the participant shall forfeit his or her rights to future payments under the plan, cease being eligible for welfare benefits under the plan and we shall have the right to recover any such amounts previously paid to the participant under the plan.

Messrs. Doolin and Hickey were not participants in the plan. The number of months of severance for Mr. Bettin under the plan is the greater of the number of full months remaining in his employment term or twelve.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information concerning the value of outstanding equity awards held by the named executive officers at the end of fiscal 2007.

	Stock Awards		Option Awards
Name	Number of Securities Underlying Unexercised Options # Exerciseable	Number of Securities Underlying Unexercised Options # Unexerciseable	Option Exercise Price ($)	Option Expiration Date	Market Value of Shares or Units of Stock that Have Not Vested ($) (1)
Wallace B. Doolin	150,000	—	3.99	Oct. 13, 2014(2)	133,000
	150,000	—	4.39	Oct. 13, 2014	—
	150,000	—	4.83	Oct. 13, 2014	—
	150,000	—	5.31	Oct. 13, 2014	—
	150,000	—	5.84	Oct. 13, 2014	—

John T. Bettin	40,000	160,000	5.38	Sept. 6, 2016	—

Stephen B. Hickey	60,000	40,000	6.10	Feb. 10, 2014(3)	14,250
	15,000	—	5.48	Jul. 20, 2015

(1)	Based on the closing sale price of our common stock of $0.95 per share at December 28, 2007, the last trading date of the fiscal year.

(2)	All shares will vest on December 31, 2009.

(3)	All shares vested on July 21, 2008.

TRANSACTIONS WITH RELATED PERSONS

From January 1, 2007 until the date of this Information Statement, there has not been any transaction or series of similar transactions, nor is there currently proposed any transaction or series of similar transactions, to which we were, are, or would be a party, and in which the amount involved exceeded or would exceed the lesser of $120,000 or one percent of the average of the company’s total assets at year end for the last two completed fiscal years and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of these persons had or will have a direct or indirect material interest.

MERGER AGREEMENT

Pursuant to the Merger Agreement, Company Options and Restricted Stock (each term as defined in the Merger Agreement) that are outstanding immediately prior to the consummation of the Merger, whether vested or unvested and including all such equity awards held by the Company’s executive officers and directors, will vest in full and be cancelled promptly after the consummation of the Merger. In exchange for such cancellation, the holders of such Company Option or Restricted Stock, including the Company’s directors and executive officers, will receive, with respect to each Company Option or Restricted Stock, as applicable, a cash payment (less any applicable withholding taxes and without interest) equal to (1) in the case of a Company Option the product of (x) the number of shares subject to such Company Option, and (y) the excess of the merger consideration over the applicable exercise price per share of such Company Option; (2) in the case of a Restricted Stock, the Offer Price times the Restricted Stock held by the holder. See the section entitled “Acceleration of Company Options and Restricted Stock” in the Schedule 14D-9, which is incorporated herein by reference.

ANNEX II

345 California Street, Suite 2400 San Francisco, CA 94104
Tel: (415) 277-1500	Tel: (800) 981-1203	Fax: (415) 277-1552
Piper Jaffray & Co. Since 1895. Member SIPC and NYSE.

August 1, 2008

Board of Directors

BUCA, Inc.

1300 Nicollet Mall, Suite 5003

Minneapolis, MN 55403

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”) of BUCA, Inc. (the “Company”), of the Consideration (as defined below) pursuant to a proposed Agreement and Plan of Merger (the “Agreement”), to be entered into among the Company, Planet Hollywood International, Inc. (“Acquiror”) and BUCA Financing, LLC (“Merger Sub”), a newly formed wholly-owned subsidiary of Acquiror. The Agreement provides that, among other things, (i) Merger Sub will commence a cash tender offer (the “Tender Offer”) for all of the issued and outstanding shares of Company Common Stock at a purchase price of $0.45 per share in cash (the “Consideration”) and (ii) subsequent to the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger,” and together with the Tender Offer, the “Transaction”), pursuant to which each outstanding share of Company Common Stock not previously tendered, other than shares of Company Common Stock owned by the Acquiror, Merger Sub or any of their respective subsidiaries or by any subsidiary of the Company or as to which dissenter’s rights have been perfected, will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In connection with our review of the Transaction, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated July 30, 2008; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were furnished to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above; (v) reviewed the current and historical reported prices and trading activity of Company Common Stock and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant, and (viii) reviewed the premiums paid, to the extent publicly available, of certain business combination transactions that we deemed relevant.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by or for us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based.

BUCA, Inc.

August 1, 2008

We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock may trade following announcement of the Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing such services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee in connection with providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We have, within the past two years, provided financial advisory and other investment banking services to the Company and its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Acquiror for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, the Acquiror or entities that are affiliated with the Company or the Acquiror, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s research departments and personnel. As

BUCA, Inc.

August 1, 2008

a result, Piper Jaffray’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company and the Transaction and other participants in the Transaction that differ from the views of Piper Jaffray’s investment banking personnel.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should tender its shares in connection with the Transaction or how such stockholder should vote on any matter relating to the Transaction or any other matter. Except with respect to the use of this opinion with the Schedule 14D-9 relating to the Tender Offer or any proxy statement relating to the Merger in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock of the proposed Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Agreement. This opinion does not address the fairness or merits of the secured term loan agreement to be entered into by and between the Acquiror and the Company contemporaneously with the execution of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, Acquiror’s or Merger Sub’s ability to fund the Consideration or any other terms contemplated by the Agreement or the fairness of the amount or nature of compensation to the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by holders of Company Common Stock.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Consideration to be received by the holders of Company Common Stock pursuant to the Transaction is fair, from a financial point of view, to the holders of Company Common Stock as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

ANNEX III

DISSENTERS’ RIGHTS UNDER THE MINNESOTA BUSINESS CORPORATION ACT

302A.471. Rights of dissenting shareholders

Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) unless otherwise provided in the articles, amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

(1) alters or abolishes a preferential right of the shares;

(2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

(4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or

(5) eliminates the right to obtain payment under this subdivision;

(b) a sale, lease, transfer, or other disposition of property and assets of the corporation that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

(c) a plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;

(d) a plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring organization, except as provided in subdivision 3;

(e) a plan of conversion adopted by the corporation; or

(f) any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

Subd. 2. Beneficial owners. (a) A shareholder shall not assert dissenters’ rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

(b) A beneficial owner of shares who is not the shareholder may assert dissenters’ rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

III-1

Subd. 3. Rights not to apply. (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring organization in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

(b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters’ rights.

(c) Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under section 302A.621, is limited in accordance with the following provisions:

(1) The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Market, or the NASDAQ Global Select Market.

(2) The applicability of clause (1) is determined as of:

(i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or

(ii) the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.

(3) Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of a domestic or foreign corporation, or any other ownership interest of any other organization, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

Subd. 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares, or who would have the right to obtain payment for their shares absent the exception set forth in paragraph (c) of subdivision 3, do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473. Procedures for asserting dissenters’ rights

Subdivision 1. Definitions. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

(b) “Corporation” means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

(c) “Fair value of the shares” means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

(d) “Interest” means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09 for interest on verdicts and judgments.

Subd. 2. Notice of action. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of

III-2

the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

Subd. 3. Notice of dissent. If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters’ rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

Subd. 4. Notice of procedure; deposit of shares. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to (i) all shareholders who have complied with subdivision 3, (ii) all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

(1) the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

(2) any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

(3) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

(4) a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

(b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Subd. 5. Payment; return of shares. (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

(1) the corporation’s closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

(2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

(3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

(b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

III-3

(c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

Subd. 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter’s own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

Subd. 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rules of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

Subd. 8. Costs; fees; expenses. (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

(b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

(c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

III-4